3/26

08001501

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Atrium Innovations Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 3 1 2008
THOMSON FINANCIAL

FILE NO. 82- 35044

FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

12G32BR (REINSTATEMENT) ☐

DEF 14A (PROXY) ☐

AR/S (ANNUAL REPORT) ☑

SUPPL (OTHER) ☐

OICF/BY: dee

DAT: 3/27/08

Atrium Innovations Inc.
(formerly Atrium Biotechnologies Inc.)

Consolidated Financial Statements
December 31, 2007 and 2006
(expressed in thousands of US dollars)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
Chartered Accountants
Place de la Cité, Tour Cominar
2640 Laurier Boulevard, Suite 1700
Québec, Quebec
Canada G1V 5C2
Telephone +1 (418) 522 7001
Facsimile +1 (418) 522 5663

Auditors' Report

To the Shareholders of
Atrium Innovations Inc.

We have audited the consolidated balance sheets of **Atrium Innovations Inc.** as at December 31, 2007 and 2006 and the consolidated statements of earnings and comprehensive income, retained earnings, contributed surplus, accumulated other comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Quebec City, Quebec, Canada
February 29, 2008

Atrium Innovations Inc.

Consolidated Balance Sheets

(expressed in thousands of US dollars)

	As at December 31,	
	2007 $	2006 $
Assets		
Current assets		
Cash and cash equivalents	27,406	13,023
Accounts receivable (note 21)		
Trade	24,936	12,614
Other	584	627
Income taxes recoverable	2,844	2,886
Inventory (note 6)	26,619	17,989
Prepaid expenses	1,241	1,258
Current receivable	8,949	-
Future income tax assets (note 17)	5,896	477
Current assets held for sale (note 2)	91,131	72,816
	189,606	121,690
Long-term investment (note 7)	1,841	1,566
Property, plant and equipment (note 8)	12,211	4,430
Deferred charges	2,114	1,046
Intangible assets (note 9)	175,748	64,540
Goodwill (note 10)	168,828	63,060
Future income tax assets (note 17)	3,482	4,012
Long-term assets held for sale (note 2)	71,415	64,149
	625,245	324,493
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities (note 11)	33,920	10,955
Income taxes	215	-
Deferred revenues	112	117
Current portion of long-term debt	113	-
Current liabilities related to assets held for sale (note 2)	45,375	41,633
	79,735	52,705
Long-term debt (note 12)	279,012	92,204
Future income tax liabilities (note 17)	53,424	19,972
Financial instruments (note 21)	1,869	57
Long-term liabilities related to assets held for sale (note 2)	283	527
	414,323	165,465
Shareholders' Equity		
Share capital (note 15)	82,763	80,640
Contributed surplus (note 15)	2,014	1,749
Retained earnings	100,970	65,251
Accumulated other comprehensive income	25,175	11,388
	210,922	159,028
	625,245	324,493

Subsequent event (note 22)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

[signature] Director

[signature] Director

Atrium Innovations Inc.

Consolidated Statements of Retained Earnings

(expressed in thousands of US dollars)

	Years Ended December 31,	
	2007 $	2006 $
Balance – Beginning of year	65,251	38,596
Net earnings for the year	35,719	26,655
Balance – End of year	100,970	65,251

Consolidated Statements of Contributed Surplus

(expressed in thousands of US dollars)

	Years Ended December 31,	
	2007 $	2006 $
Balance – Beginning of year	1,749	1,497
Stock-based compensation costs (note 15d)	493	302
Exercise of stock options	(228)	(50)
Balance – End of year	2,014	1,749

Consolidated Comprehensive Income

(expressed in thousands of US dollars)

	Years Ended December 31,	
	2007 $	2006 $
Net earnings for the year	35,719	26,655
Other comprehensive income		
Translation adjustment	14,984	6,055
Variation in fair value of derivatives designated as cash flow hedge, net of related income taxes in the amount of $573,000	(1,413)	-
Other comprehensive income	13,571	6,055
Comprehensive income for the year	49,290	32,710

The accompanying notes are an integral part of these consolidated financial statements.

Atrium Innovations Inc.
Consolidated Accumulated Other Comprehensive Income

(expressed in thousands of US dollars)

	Years Ended December 31,	
	2007 $	2006 $
Balance – Beginning of year	11,388	5,333
Adjustment related to the implementation of a new accounting standard (note 4)	216	-
Other comprehensive income	13,571	6,055
Balance – End of year	25,175	11,388

The total of the Retained Earnings and the Accumulated Other Comprehensive Income as at December 31, 2007 is $126,145 ($76,639 in 2006).

The Accumulated Other Comprehensive Income is composed of:

	As at December 31,	
	2007 $	2006 $
Translation adjustment	26,372	11,388
Fair value of derivatives designated as cash flow hedge, net of related income taxes	(1,197)	-
	25,175	11,388

The accompanying notes are an integral part of these consolidated financial statements.

Atrium Innovations Inc.

Consolidated Statements of Earnings

(expressed in thousands of US dollars, except share and per share data)

	Years Ended December 31,	
	2007	**2006**
	$	**$**
Revenues	172,841	114,714
Operating expenses		
Cost of sales	82,689	63,695
Selling and administrative expenses (note 15)	43,522	22,988
Research and development costs	921	498
Research and development tax credits, grants and other revenues	(281)	(155)
Depreciation and amortization		
Property, plant and equipment	2,195	1,338
Intangible assets	1,905	1,161
	130,951	89,525
Earnings from operations	41,890	25,189
Other revenues (expenses)		
Dividend income	-	7,422
Interest income	1,072	696
Other income	1,930	-
Financial expenses		
Interest on long-term debt	(11,061)	(12,761)
Other	(444)	(780)
Foreign exchange gain (loss)	(462)	416
	(8,965)	(5,007)
Earnings before the following items	32,925	20,182
Income tax expense (note 17)	8,139	2,942
Net earnings from continuing operations	24,786	17,240
Net earnings from discontinued operations (note 2)	10,933	9,415
Net earnings for the year	35,719	26,655
Net earnings per share from continuing operations		
Basic	0.80	0.57
Diluted	0.76	0.53
Net earnings per share		
Basic	1.16	0.88
Diluted	1.09	0.82
Weighted average number of shares outstanding (000's) (note 20)		
Basic	30,845	30,223
Diluted	32,765	32,489

The accompanying notes are an integral part of these consolidated financial statements.

Atrium Innovations Inc.

Consolidated Statements of Cash Flows

(expressed in thousands of US dollars)

	Years Ended December 31,	
	2007 $	2006 $
Cash flows from operating activities		
Net earnings for the year	35,719	26,655
Net earnings from discontinued operations	10,933	9,415
Net earnings from continuing operations	24,786	17,240
Items not affecting cash and cash equivalents		
Depreciation and amortization	4,100	2,499
Deferred charges	511	716
Deferred revenues	(4)	(50)
Loss (gain) on derivative financial instrument	(29)	57
Stock-based compensation costs	493	302
Foreign exchange loss (gain) on long-term item denominated in foreign currency	157	(260)
Future income taxes	(1,517)	(357)
Variation in current receivable	(1,930)	-
Change in non-cash operating working capital items (note 16a)	5,336	(201)
Cash flows from continuing operating activities	31,903	19,946
Cash flows from discontinued operating activities	8,503	10,128
	40,406	30,074
Cash flows from financing activities		
Increase in long-term debt	195,127	1,771
Payments on long-term debt	(24,847)	(15,462)
Issuance of shares, net of share issue expenses and related income taxes	1,895	1,605
Cash flows from continuing financing activities	172,175	(12,086)
Cash flows from discontinued financing activities	-	(1,355)
	172,175	(13,441)
Cash flows from investing activities		
Business acquisitions, net of cash and cash equivalents acquired	(192,371)	(3,943)
Purchase of property, plant and equipment	(1,823)	(1,159)
Acquisition of amortizable intangible assets	(9)	(2)
Proceeds from the sale of short-term investments	-	3,194
Purchase of a long-term investment	-	(441)
Cash flows from continuing investing activities	(194,203)	(2,351)
Cash flows from discontinued investing activities	(592)	(7,690)
	(194,795)	(10,041)
	17,786	6,592
Effect of exchange rate changes on cash and cash equivalents	4,751	838
Increase in cash and cash equivalents	22,537	7,430
Cash and cash equivalents – Beginning of year	22,316	14,886
Cash and cash equivalents – End of year	44,853	22,316
Cash and cash equivalents related to: (note 16c)		
Continuing operations	27,406	13,023
Discontinued operations (note 2)	17,447	9,293
	44,853	22,316

Additional information (note 16b)

The accompanying notes are an integral part of these consolidated financial statements.

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

1 Incorporation, nature of activities and change of registered company name

Atrium Innovations Inc. ("Atrium" or the "Company"), incorporated under the Canada Business Corporations Act, is a leading developer, manufacturer and marketer of value-added products for the cosmetics, pharmaceutical, chemical and nutrition industries. Atrium focuses primarily on growing segments of the health and personal care markets which are benefiting from the trends towards healthy living and the ageing of the population. Atrium markets a broad portfolio of active ingredients, specialty chemicals and health and nutrition finished products through its highly specialized sales and marketing network in more than 50 countries, primarily in North America, Europe and Asia.

On May 11, 2007, the Company changed its name, from Atrium Biotechnologies Inc., to Atrium Innovations Inc.

2 Operations held for sale presented as discontinued operations

During the last quarter of 2007, further to the approval of the Company's Board of Directors, the Company engaged a strategic re-evaluation process of its Active Ingredients and Specialty Chemicals division.

This strategic re-evaluation process is primarily motivated by the Company's intention to focus its activities in the Health and Nutrition sector to give the Company all the leverage it needs to achieve its strategic objectives in the sector, including its goal of rapidly becoming a world leader in this field. Consequently to the Company's active sale initiative, revenues and expenses of the Active Ingredients and Specialty Chemicals division for the years ended December 31, 2007 and 2006 have been reclassified from continuing operations to discontinued operations.

	Years Ended December 31,	
Summary of discontinued operations earnings	**2007 $**	**2006 $**
Revenues	221,555	191,392
Earnings from operations	17,985	16,132
Income tax expense	5,300	5,029
Net earnings from discontinued operations	10,933	9,415
Net earnings per share from discontinued operations		
Basic	0.36	0.31
Diluted	0.33	0.29

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

The assets and liabilities of the Active Ingredients and Specialty Chemical division as at December 31, 2007 and 2006 have been reclassified and are presented as assets held for sale and liabilities related to assets held for sale as follows:

	As at December 31,	
	2007 **$**	**2006** **$**
Assets		
Current assets		
Cash and cash equivalents	17,447	9,293
Other current assets	73,684	63,523
Current assets held for sale	91,131	72,816
Property, plant and equipment	1,495	1,391
Intangible assets	10,345	9,542
Goodwill	59,453	53,104
Other long-term assets	122	112
Long-term assets held for sale	71,415	64,149
	162,546	136,965
Liabilities		
Current liabilities related to assets held for sale	45,375	41,633
Long-term liabilities related to assets held for sale	283	527
	45,658	42,160

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

3 Summary of significant accounting policies

Basis of presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The significant accounting policies, which have been consistently applied, are summarized as follows:

Basis of consolidation

The Company's consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries. Intercompany transactions and related balances have been eliminated. As at December 31, 2007, the Company's principal operating subsidiaries are as follows:

Related to continuig operations	Held for sale
Pure Encapsulations, Inc.	Unipex S.A.S.
HVL LLC ("Douglas Laboratories")	Chimiray S.A.S.
Douglas Laboratoires Canada Inc. ("DL Canada")	MultiChem Import Export Inc.
AquaCap Pharmaceutical LLC	
Mucos Emulsions GmbH	

Accounting estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities reported in the financial statements. Those estimates and assumptions also affect the disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the years. Significant estimates include the allowance for doubtful accounts, provisions for obsolete inventory, future income tax assets, the useful lives of property, plant and equipment and intangible assets, the valuation of identifiable intangible assets and goodwill, the fair value of options granted and employee future benefits and certain accrued liabilities. Actual results could differ from those estimates.

Foreign currency translation

Reporting currency and self-sustaining subsidiaries

The Company's functional currency is the Canadian dollar. The Company has adopted the US dollar as its reporting currency. The financial statements are translated to the reporting currency using the current rate method. Under this method, assets and liabilities of the Company and its self-sustaining subsidiaries with functional currency other than the US dollar are translated into US dollars using the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average exchange rate on a monthly basis. Gains and losses are included in the accumulated other comprehensive income account in shareholders' equity.

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

Foreign currency transactions

Transactions denominated in foreign currencies are translated into the relevant functional currency as follows:

Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and revenues and expenses are translated at the average exchange rate on a monthly basis. Non-monetary assets and liabilities are translated at historical rates. Gains and losses arising from such translation are reflected in the statement of earnings.

Hedging and Derivative Financial Instruments

The Company uses derivative financial instruments by way of interest rate swaps to manage current and forecast risks related to interest rate fluctuations associated with the Company's credit facility.

The Company uses interest rate swaps as part of its program for managing the combination of fixed and variable interest rates of its debt and the corresponding aggregate cost of borrowing. Interest rate swaps involve an exchange of interest payments without an exchange of principal underlying the interest payments. They are accounted for as an adjustment of accrued interest expense on the debt instruments. The corresponding amount to be paid to counterparties or to be received from counterparties is accounted for as an adjustment of accrued interest.

In the case of an early termination of the interest swap agreement or if the hedge ceases to be effective prior to maturity, any realized and unrealized gains or losses would be recorded on the balance sheet and amortized to consolidated earnings over the remaining term of the related hedged debt. In the event of early extinguishment of the debt, any realized or unrealized gains or losses related to the swap would be recognized in the consolidated earnings at the time of the extinguishment of the debt.

The Company formally documents and designates two of its derivative financial instruments as hedges of interest payable on its credit facility. The Company evaluates the efficiency of its hedging relations at the time of the establishment and for the duration of the instrument and determines that its hedging relations are effective, since the dates to maturity, the reference amounts and interest rates of the instruments correspond to all the conditions of the debt.

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

Cash and cash equivalents

Cash and cash equivalents include cash on hand and balances with banks, exclusive of bank advances, as well as all highly liquid short-term investments. The Company considers all highly liquid short-term investments having a term of less than three months at the acquisition date to be cash equivalents.

Inventory

Inventory is valued at the lower of cost and market value. Cost is determined using the first in, first out basis. Cost of finished goods and work in progress includes raw materials, labour and manufacturing overhead under the absorption costing method. Market value is defined as replacement cost for raw materials and as net realizable value for finished goods and work in progress.

Property, plant and equipment and depreciation

Property, plant and equipment are recorded at cost, net of accumulated depreciation.

Depreciation is calculated using the following methods, period and annual rates:

	Methods	Period and annual rates %
Building	Declining balance and straight-line	2, 2,5 and 5
Equipment	Declining balance and straight-line	10, 20 and 33⅓
Office furniture	Declining balance and straight-line	20 and 33⅓
Computer equipment	Declining balance and straight-line	20 and 33⅓
Automotive equipment	Straight-line	16⅔ and 20
Leasehold improvements	Straight-line	Remaining lease term

Deferred charges

Deferred charges consist of financing expenses related to the revolving credit and are amortized on a straight-line basis over the term of the loan.

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

Intangible assets

Intangible assets with finite useful lives consist of patents, trademarks, customer and supplier relationships, software and Web sites development expenses. Patents and trademarks represent costs, including professional fees, incurred for the registration of trademarks for product marketing and manufacturing purposes, net of related government grants and accumulated amortization. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives of ten to fifteen years for patents, trademarks and customer and supplier relationships and three years for software and Web sites development expenses.

The Company's indefinite-lived intangible assets consist of trademarks resulting from business acquisitions and are not amortized.

Goodwill

Goodwill represents the excess of the purchase price over the fair values of the net assets of entities acquired at the respective dates of acquisition. Goodwill is tested annually, or more frequently if impairment indicators arise, for impairment in relation to the fair value of each reporting unit to which goodwill applies. An impairment charge is recorded for any goodwill that is considered impaired.

Impairment of long-lived assets

Property, plant and equipment and intangible assets with finite lives are reviewed for impairment when events or circumstances indicate that costs may not be recoverable. Impairment exists when the carrying value of the asset is greater than the undiscounted future cash flows expected to be provided by the asset. The amount of impairment loss, if any, is the excess of its carrying value over its fair value. Finite-lived assets are written down for any impairment in value of the unamortized portion. As at December 31, 2007 and 2006, there were no events or circumstances indicating that the carrying value may not be recoverable.

Intangible assets with indefinite lives are tested for impairment annually or more frequently if events or circumstances indicate that the asset might be impaired. Impairment exists when the carrying amount of the intangible asset exceeds its fair value.

Revenue recognition

Revenue is recognized from sales of products, net of estimated sales allowances and rebates, when title passes to customers, which is generally at the time goods are shipped.

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying amounts and tax bases of the assets and liabilities. Changes in the net future income tax assets or liabilities are included in earnings. Future income tax assets and liabilities are measured using substantively enacted and enacted tax rates expected to apply in the years in which the differences are expected to reverse.

Research and development tax credits, grants and other revenues

The Company is entitled to scientific research and experimental development ("SR&ED") tax credits granted by the Canadian federal government ("Federal") and the government of the Province of Québec ("Provincial"). Federal SR&ED tax credits are earned on qualified Canadian SR&ED expenditures at a rate of 20% and can only be used to offset against Federal income taxes otherwise payable. Refundable Provincial SR&ED tax credits are generally earned on qualified SR&ED salaries and subcontracting expenses incurred in the Province of Québec, at a rate of 17.5%.

SR&ED tax credits and other grants are accounted for using the cost reduction method. Accordingly, tax credits and grants are recorded as a reduction of the related expenses or capital expenditures in the period the expenses are incurred. The refundable portion of SR&ED tax credits is recorded in the year in which they are earned. These tax credits could be subjected to a review and a possible adjustment by the authorities concerned. Other revenues are mostly SR&ED consulting and subcontracting.

Research and development costs

Research costs are expensed as incurred. Development costs are expensed as incurred except for those which meet generally accepted criteria for deferral, which are capitalized and amortized against earnings over the estimated period of benefit. As at December 31, 2007 and 2006, no development costs have been deferred.

Earnings per share and information pertaining to the number of shares

Basic net earnings per share are calculated using the weighted average number of common shares outstanding during the year.

Diluted net earnings per share are calculated based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents such as options. This method requires that diluted net earnings per share be calculated using the treasury stock method, as if all dilutive potential common share equivalents had been exercised at the beginning of the reporting period, or period of issuance, as the case may be, and that the funds obtained thereby be used to purchase common shares of the Company at the fair value of the common shares during the period.

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

Stock-based compensation costs

The Company offers a stock option plan described in note 15. The Company uses the fair value-based method to account for stock option granted to employees. The fair value of stock options is determined using the Black-Scholes pricing model, and stock-based compensation costs are recognized in the statement of earnings over their vesting periods and are credited to contributed surplus.

Any consideration received by the Company upon the exercise of stock options is credited to share capital, and the contributed surplus component ensuing from the stock-based compensation costs is transferred to share capital upon the issuance of the shares.

4 New accounting standards

In January 2005, the Canadian Institute of Chartered Accountants ("CICA") issued four new accounting standards in relation with financial instruments: Section 3855 "Financial Instruments – Recognition and Measurement", Section 3865 "Hedges", Section 1530 "Comprehensive Income" and Section 3251 "Equity". Sections 3855, 3865 and 1530 apply to fiscal years beginning on or after October 1, 2006 and were adopted by the Company on January 1, 2007. The Company has applied these changes prospectively, except for the foreign currency translation of self-sustaining foreign operations that has been applied retroactively.

The adjustment related to the implementation of these new accounting standards, disclosed in the Statement of Accumulated Other Comprehensive Income, represents the fair value, as of January 1, 2007, of the interest rate swap designated as a cash flow hedge. As from January 1, 2007, the variation in fair value of the interest rate swap designated as a cash flow hedge is recorded in other comprehensive income.

Section 3855, "Financial Instruments – Recognition and Measurement" requires that all financial assets and liabilities be accounted for using one of four available accounting models, being: held-to-maturity, available-for-sale, held-for-trading, and other than held-for-trading.

Following is a summary of the accounting model the Company has elected to apply to each of its significant categories of financial instruments outstanding as of January 1, 2007:

Cash and cash equivalents	Held-for-trading
Accounts receivable	Loans and receivables
Current receivable	Loans and receivables
Accounts payable and accrued liabilities	Other financial liabilities
Long-term debt	Other financial liabilities

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

Effective January 1, 2007, the Company adopted CICA Handbook Section 1506 "Accounting Changes". This Section establishes criteria for changes in accounting policies, accounting treatment and disclosures regarding changes in accounting policies, estimates and corrections of errors. In particular, this Section allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information. Furthermore, this Section requires disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. Such disclosures are provided below. The adoption of this Section had no further effects on the consolidated financial statements of the Company for the year ended December 31, 2007.

Impact of accounting policies not yet adopted

Capital Disclosures

The CICA issued Section 1535, "Capital Disclosures". This Section establishes standards for disclosing information regarding an entity's capital and its management. The information provided by an entitly should focus in particular on its objectives, policies and processes for managing capital, and disclose whether it complies with capital requirements to which it is subject and also what the consequences are in case of non-compliance. The new requirements will be effective starting January 1, 2008. The Company is presently evaluating the impact of this new standard.

Financial Instruments – Disclosures and Financial Instruments - Presentation

The CICA issued new Sections 3862 and 3863, which will replace Section 3861, "Financial Instruments – Disclosure and Presentation". These Sections require the disclosure of additional detail of financial asset and liability categories as well as a detailed discussion on the risks associated with the company's financial instruments, including how it manages these risks. These standards harmonize disclosures with International Financial Reporting Standards ("IFRS"). These new standards will be effective starting January 1, 2008. The Company is presently evaluating the impact of these new standards.

Inventories

The CICA issued Section 3031, "Inventories" which will replace existing Section 3030 with the same title and will harmonize accounting for inventories under Canadian GAAP with IFRS. This standard requires that inventories should be measured at the lower of cost and net realizable value, and includes guidance on the determination of cost, including allocation of overheads and other costs. The Section also requires that similar inventories within a consolidated group be measured using the same method. It also requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. The new Section is effective beginning on or after January 1, 2008. This new standard will not have any significant impact on the consolidated financial statements of the Company.

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

Going Concern

The CICA amended Section 1400, "General Standards of Financial Statement Presentation" to include requirements to assess and disclose an entity's ability to continue as a going concern (going concern assumption). This new standard will not have any significant impact on the consolidated financial statements of the Company.

5 Business acquisitions related to continuing operations

Acquisitions in 2007

(a) On January 19, 2007, the Company acquired, through one of its U.S. subsidiaries, all of the shares of AquaCap Pharmaceutical, Inc. ("AquaCap") for a total consideration of $19,336,000, including all acquisition-related costs, of which an amount of $19,197,000 was paid cash, net of cash and cash equivalents acquired of $126,000 and $13,000 was accrued as acquisition-related costs. AquaCap is a leading developer and manufacturer of liquid filled capsules within the nutritional supplement industry in the United States.

(b) On July 12, 2007, the Company, through one of its susidiaries, acquired all of the outstanding shares of Mucos Emulsions GmbH. ("Mucos") for a total cash consideration of $178,838,000, including all acquisition-related costs, of which an amount of $171,440,000 was paid cash, net of cash and cash equivalents acquired of $6,901,000 and $497,000 was accrued as acquisition-related costs. The payment to the seller was settled in euros through the Company's amended and restated revolving credit facility. Mucos, whose main brand is WobenzymTM, has been marketing enzyme based products for over 50 years mainly in Germany and Eastern Europe but also in Asia, Latin America and North America.

Both acquisitions have been accounted for using the purchase method and the results of operations have been included in the statement of earnings from the respective dates of acquisition. Purchase price allocations were finalized upon receipt of independent valuation reports.

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

The allocated values of the net assets acquired are as follows:

	AquaCap $	Mucos $
Assets		
Current assets	3,183	27,707
Property, plant and equipment	2,509	5,011
Intangible assets	4,160	103,146
Other long-term assets	-	6,653
Future income tax assets	30	1,510
	9,882	144,027
Liabilities		
Current liabilities	1,450	20,432
Long-term liabilities	2,781	-
Future income tax liabilities	1,664	27,859
	5,895	48,291
Net identifiable assets acquired	3,987	95,736
Goodwill	15,349	83,102
Purchase price	19,336	178,838
Less: Cash and cash equivalents acquired	126	6,901
Acquisition costs unpaid	13	497
Net cash used for the acquisitions	19,197	171,440

Goodwill and intangible assets from AquaCap and Mucos are not deductible for income tax purposes.

Intangible assets mainly consist of indefinite-lived trademarks for a total amount of $85,314,000 and customer and supplier relationships for a total amount of $21,848,000. Indefinite-lived trademarks are not amortized but are subject to an annual impairment test. Customer and supplier relationships are amortized on a straight-line basis over their estimated useful lives of fifteen years.

(c) In 2007, the Company paid a contingent payment of $1,595,000 (CAN$1,809,000) relating to the acquisition of DL Canada. From this amount, $1,459,000 (CAN$1,700,000) was included in the other liabilities as at December 31, 2006.

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

Acquisition in 2006

(d) Douglas Laboratories of Canada

On September 8, 2006, the Company acquired, through one of its subsidiaries, the assets of 2000610 Ontario Limited, doing business as Douglas Laboratories of Canada ("DL Canada"), for a total consideration of $4,136,000 (CAN$4,590,000), including all acquisition-related costs, of which an amount of $2,554,000 (CAN$2,834,000) was paid cash, $50,000 (CAN$56,000) was accrued as acquisition-related costs and $1,532,000 (CAN$1,700,000) was accrued as contingent payment. The acquisition is subject to contingent payments based on the achievement of certain results. These contingent payments will be recorded as goodwill when the related conditions have been met. DL Canada has been marketing Douglas Laboratories products in Canada since 2000.

The acquisition has been accounted for using the purchase method and the results of operations have been included in the statement of earnings from the date of acquisition. The purchase price allocation was finalized upon receipt of an independant valuation report.

The allocated values of the net assets acquired are as follows:

	DL Canada **$**
Assets	
Current assets	317
Property, plant and equipment	52
Intangible assets	1,027
	1,396
Liabilities	
Current liabilities	261
Net identifiable assets acquired	1,135
Goodwill	3,001
Purchase price	4,136
Less: Acquisition costs unpaid	50
Contingent payment accrued	1,532
Net cash used for the acquisition	2,554

Goodwill and intangible assets from DL Canada are deductible for income tax purposes.

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

Intangible assets consist of an indefinite-lived trademark for a total amount of $1,027,000. Indefinite-lived trademark is not amortized but is subject to an annual impairment test.

6 Inventory

	As at December 31,	
	2007 **$**	**2006** **$**
Raw materials	11,787	6,958
Work in progress and finished goods	14,832	11,031
	26,619	17,989

7 Long-term investment

In March 2004, the Company invested a total amount of $629,000 (CAN$825,000) in Les Biotechnologies Océanova Inc., of which $38,000 is in Class A shares, voting and participating, representing 18.75% of such company's voting shares, $89,000 is in Class B shares, non-voting and participating, $248,000 is in Class C shares, non-voting and non-participating, and $254,000 is in an unsecured debenture, convertible at the Company's option into Class B shares, expiring at the latest on March 30, 2011. On June 1, 2005 and September 11, 2006, the Company invested additional amounts of $401,000 (CAN$500,000) and $441,000 (CAN$500,000), respectively in convertible debentures of Les Biotechnologies Océanova Inc. The outstanding debentures will bear interest at a rate calculated on a formula based on 50% of the company's net earnings without exceeding 12%, the interest being payable annually. This investment has been recorded at cost.

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

8 Property, plant and equipment

	As at December 31,			
	2007		2006	
	Cost $	Accumulated depreciation $	Cost $	Accumulated depreciation $
Land	1,630	-	67	-
Building	2,527	125	119	9
Equipment	9,115	3,308	5,238	1,765
Office furniture	859	241	506	134
Computer equipment	737	438	492	273
Automotive equipment	1,142	112	46	37
Leasehold improvements	643	218	191	11
	16,653	4,442	6,659	2,229
Less: Accumulated depreciation	4,442		2,229	
Net amount	12,211		4,430	

9 Intangible assets

	As at December 31,			
	2007		2006	
	Cost $	Accumulated amortization $	Cost $	Accumulated Amortization $
Finite useful lives				
Patents and trademarks	289	210	240	156
Customer and supplier relationships	35,006	3,052	12,100	1,233
Software and Web sites development expenses	751	320	594	183
	36,046	3,582	12,934	1,572
Less : Accumulated amortization	3,582		1,572	
Net amount	32,464		11,362	
Indefinite useful lives				
Trademarks	143,284		53,178	
	175,748		64,540	

During the year, the Company acquired intangible assets for an amount of $107,306,000 ($1,029,000 in 2006). From this amount, $21,992,000 ($2,000 in 2006) are amortizable.

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

10 Goodwill

The change in the carrying value is as follows:

	$
Balance as at December 31, 2005	63,532
Acquisitions (note 5d)	3,001
Adjustments [1]	(3,328)
Impact of foreign exchange rate	(145)
Balance as at December 31, 2006	63,060
Acquisitions (notes 5a and b)	98,451
Adjustments [1]	2,531
Impact of foreign exchange rate	4,786
Balance as at December 31, 2007	168,828

(1) 2007 and 2006 adjustments consist of changes to the estimated fair value of assets acquired and liabilities assumed, future income tax liabilities, contingent payments, additional acquisition-related costs and reversal of accounts payable and accrued liabilities related to acquisitions.

11 Accounts payable and accrued liabilities

	As at December 31,	
	2007 $	2006 $
Trade payable	9,684	6,082
Salaries and employee benefits	1,737	1,359
Commodity taxes	147	-
Contingency allowance (note 14)	13,827	-
Other liabilities	5,912	3,506
Interests	2,613	8
	33,920	10,955

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

12 Long-term debt

	As at December 31,	
	2007 **$**	**2006** **$**
Revolving credit facility [1]	265,487	80,700
Unsecured loan (CAN$13,407 as at December 31, 2007 and 2006), bearing interest at a rate of 7%, principal payable in November 2012, interest payable on a monthly basis [2]	13,525	11,504
Other	113	-
	279,125	92,204
Less: Current portion	113	-
	279,012	92,204

(1) This amended and modified credit facility is a five-year revolving credit facility, is maturing in 2012 and may be extended for an additional year on each of the 2008 and 2009 anniversary dates. The authorized amount of $350,000,000 bears interest at a variable rate based on the market rate plus an applicable margin calculated quarterly. This debt has been secured by a first hypothec on all assets of the Company and its North American and German subsidiaries. Moreover, all the shares held by the Company in its French subsidiaries have been pledged as collateral security. The Company may increase the authorized amount up to a maximum of $425,000,000 under certain conditions.

(2) Under the current agreement concluded in 2007, an additional amount of $36,914,000 (CAN$36,593,000) can be used in total or in part before May 21, 2008.

	As at December 31,	
Loan allocation by borrowed currency	**2007** **$**	**2006** **$**
US dollars	83,700	80,700
Euros	181,787	-

A part of the loan is subject to two interest rate swaps (see note 21).

The principal instalments due on the long-term debt amount to $279,012 in 2012.

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

13 Commitments

The Company is committed to various operating leases for certain of its premises and equipment, which expire at various dates through 2012. As at December 31, 2007, minimum rentals payable under these operating leases in each of the next five years will amount to $1,581,000 in 2008, $785,000 in 2009, $466,000 in 2010, $418,000 in 2011 and $410,000 thereafter for total commitments of $3,660,000.

14 Contingencies

The Company and its subsidiaries are party to various ongoing, pending, and threatened litigation along with other contingencies arising out of the normal course of business. One of these claims is against a subsidiary of the Company and is for alleged breaches of contract. As of December 31, 2007, the Company accrued $13,827,000 in Accounts payable and accrued liabilities in connection with this litigation. Management believes that these claims, when resolved, will not have any material adverse effect on the consolidated financial position or results of operations of the Company.

15 Share capital

(a) Authorized

Unlimited number of shares of the following classes:
Common, voting and participating, one vote per share
Preferred, without voting right, preferred dividend, issuable in one or more series

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

(b) Issued

	As at December 31,			
	2007		2006	
	Number	Amount $	Number	Amount $
Multiple voting shares				
Balance – Beginning of year	-	-	14,000,000	7,656
Conversion of multiple voting shares into common shares	-	-	(14,000,000)	(7,656)
Balance – End of year	-	-	-	-
Common shares				
Balance – Beginning of year	30,624,947	80,640	15,997,447	71,329
Conversion of multiple voting shares into common shares	-	-	14,000,000	7,656
Issued pursuant to the stock option plan	542,300	1,895	627,500	1,605
Stock-based compensation costs	-	228	-	50
Balance – End of year	31,167,247	82,763	30,624,947	80,640
Total share capital	31,167,247	82,763	30,624,947	80,640

On May 9, 2007, at the general annual and extraordinary shareholders meeting, the multiple voting shares category was cancelled and the subordinate voting shares were converted into common shares.

(c) Shares issued

During fiscal 2007, following the exercise of stock options, the Company issued 542,300 common shares for a cash consideration of $1,895,000 (CAN$1,937,000).

On October 18, 2006, at the closing of a bought deal secondary offering, all multiple voting shares that were 100% owned by Æterna Zentaris Inc. ("Æterna Zentaris"), previously the former parent company, were converted into subordinate voting shares on a one-for-one basis. Following this closing, the Company no longer has a controlling shareholder.

During fiscal 2006, following the exercise of stock options, the Company issued 627,500 common shares for a cash consideration of $1,605,000 (CAN$1,816,000).

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

(d) Company's stock option plan

On February 11, 2005, the Board of Directors of the Company adopted the 2005 Stock Option Plan (the "2005 Plan"), which entered into effect upon the closing of the Company's initial public offering. At that time, all options issued and outstanding under the Company's original stock option plan became subject to the 2005 Plan. Under the 2005 Plan, the Board of Directors of the Company may grant options to acquire subordinate voting shares to the Company's directors, officers, employees and service providers, and those of its subsidiaries. The maximum number of subordinate voting shares that can be issued upon the exercise of options granted under the 2005 Plan, together with any subordinate voting shares issued or reserved for issuance under any other share compensation arrangement which is then in place, is 4,267,000. The exercise price of options granted under the 2005 Plan is set at the time of the grant of the options, but cannot be less than the volume weighted average trading price of the subordinate voting shares on the Toronto Stock Exchange for the five trading days immediately preceding the day on which an option is granted. The maximum period during which options may be exercised is ten years from the date on which they are granted. Options may not be exercised during the first year following the grant thereof. Thereafter, options vest in five equal annual tranches in respect of 20% of the subordinate voting shares under option, commencing one year after the date on which the option is granted.

The following table summarizes the stock option activity under this plan:

	2007		**2006**	
	Number	**Weighted average exercise price (CAN$)**	**Number**	**Weighted average exercise price (CAN$)**
Balance – Beginning of year	2,549,000	3.87	3,218,500	3.70
Granted	335,000	18.65	-	-
Exercised	(542,300)	3.57	(627,500)	3.01
Forfeited	(16,000)	4.21	(42,000)	3.45
Balance – End of year	2,325,700	6.07	2,549,000	3.87

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

The following table summarizes the stock options outstanding and currently exercisable as at December 31, 2007:

	Options outstanding			**Options currently exercisable**	
Exercise price (CAN$)	**Number**	**Weighted average remaining contractual life**	**Weighted average exercise price (CAN$)**	**Number**	**Weighted average exercise price (CAN$)**
2.50	164,000	2.84	2.50	164,000	2.56
3.07	218,700	4.11	3.07	218,700	3.07
4.21	1,605,500	6.84	4.21	1,407,500	4.21
10.58	2,500	7.55	10.58	500	10.58
18.65	335,000	9.42	18.65	-	18.65
	2,325,700	6.67	6.07	1,790,700	3.92

Assumptions used in determining stock-based compensation costs

The table below shows the assumptions used in determining stock-based compensation costs under the Black-Scholes option pricing model:

	Years Ended December 31,	
	2007	**2006**
Dividend yield	Nil	Nil
Expected volatility	26.21%	Nil
Risk-free interest rate	4.54%	Nil
Weighted average expected life (years)	4.60	Nil
Weighted average fair value at the grant date	CAN$5.75	Nil

During the years ended December 31, 2007 and 2006, respective compensation costs of $493,000 and $302,000 were recorded in the Statements of earnings under "Selling and Administrative expenses" and in the Shareholders' Equity under "Contributed surplus".

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

16 Statements of cash flows

(a) Change in non-cash operating working capital items

	Years Ended December 31,	
	2007 $	2006 $
Accounts receivable	2,945	2,317
Inventory	(550)	1,074
Prepaid expenses	764	(326)
Accounts payable and accrued liabilities	143	(3,263)
Income taxes	2,034	(3)
	5,336	(201)

(b) Additional information

	Years Ended December 31,	
	2007 $	2006 $
Interest paid	10,119	16,778
Income taxes paid	13,319	6,345
Income taxes recovered	1,358	268

(c) Distribution of Cash and Cash equivalents

	As at December 31,			
	2007		2006	
	Related to continuing operations $	Related to assets held for sale $	Related to continuing operations $	Related to assets held for sale $
Cash	18,673	6,223	13,023	2,974
Cash equivalents	8,733	11,224	-	6,319
	27,406	17,447	13,023	9,293
	44,853		22,316	

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

17 Income tax expense

The reconciliation of the combined Canadian federal and Québec provincial income tax rate to the income tax expense from continuing operations is as follows:

	Years Ended December 31, 2007	Years Ended December 31, 2006
Income tax expense		
Combined federal and provincial statutory income tax rate	32.02%	32.02%
Income tax expense based on statutory income tax rate	$ 10,542	$ 6,462
Differences in income tax rate of foreign subsidiaries	1,960	1,402
Tax loss monetization program	-	(2,372)
Benefits arising from investments in subsidiaries	(3,791)	(2,032)
Production activity deduction	(529)	(233)
Other	(43)	(285)
	$ 8,139	$ 2,942

Income tax expense is represented by:

	Years Ended December 31, 2007 $	Years Ended December 31, 2006 $
Current	9,656	3,299
Future	(1,517)	(357)
	8,139	2,942

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

Significant components of future income tax assets and liabilities are as follows:

	As at December 31,	
	2007 **$**	**2006** **$**
Future income tax assets		
Unrealized foreign exchange loss	32	27
Provisions and accruals	174	311
Inventory	251	231
Intangible assets	1,326	1,823
Share issue expenses	588	723
Loss carryforwards	6,292	1,414
Financial Instruments	580	-
Other	291	129
	9,534	4,658
Future income tax liabilities		
Goodwill	(2,017)	(1,386)
Property, plant and equipment	(468)	(530)
Intangible assets	(51,017)	(18,218)
Other	(78)	(7)
	(53,580)	(20,141)
Classified as follows:		
Future income tax assets	9,378	4,489
Future income tax liabilities	(53,424)	(19,972)
	(44,046)	(15,483)

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

As at December 31, 2007, the Company has available non-capital loss carryforwards. The following table summarizes the year of expiry of these non-capital loss carryforwards:

	Canada			
Year of expiry	**Federal $**	**Provincial $**	**United States $**	**Europe $**
2023	-	-	70	-
2024	-	-	259	-
2025	-	-	2	-
2026	6,799	8,583	-	-
2027	9,760	7,625	-	-
No expiry	-	-	-	5,774

18 Related party transactions

	Years Ended December 31,	
	2007 $	**2006 $**
Purchases of raw materials and subcontracting	-	255
Administration fees	-	151
Dividend income	-	7,422
Interest expense	-	7,369
Expenses reimbursed related to a technology acquired	-	527
Subcontracting revenues	-	44

These above transactions with Æterna Zentaris, previously the former parent company (see note 15c), are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed upon by the related parties.

Dividend income and Interest expense between related parties

On September 15, 2005, after obtaining corresponding tax rulings, Æterna Zentaris initiated a tax loss consolidation strategy. Æterna Zentaris advanced $129,000,000 (CAN$150,000,000) to the Company, by way of a subordinate 7% interest-bearing promissory note. This note is unsecured and payable on demand.

On the same day, the Company acquired $129,000,000 (CAN$150,000,000) in preferred shares from 4296672 Canada Inc., a wholly-owned subsidiary of Æterna Zentaris. The dividend rate on the preferred shares is 7.05%. 4296672 Canada Inc. used the proceeds to advance $129,000,000 (CAN$150,000,000) to Æterna Zentaris through an interest-free loan. The funds were used to repay the daylight loan which was initially used to make the initial subordinate loan of the Company.

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

The Company has the legal right to offset the demand loan payable to Æterna Zentaris and the investment in preferred shares of 4296672 Canada Inc. Since the Company intends to use this right, these items are disclosed on a net basis. The interest expense and the dividend income are disclosed respectively under "Interest expense" and "Dividend income". Tax savings resulting from the interest expense are disclosed as a reduction of income tax expense.

On October 18, 2006, the Company completed a bought deal secondary offering (see note 15c). After the closing, Æterna Zentaris is no longer the controlling shareholder of Atrium and pursuant to the tax-loss monetization program established in September 2005, this program has been terminated just before the closing of the offering. The Company no longer benefits from Æterna Zentaris' tax losses since October 18, 2006.

On January 2, 2007, Æterna Zentaris completed the distribution of the balance of its participation in Atrium in favour of its shareholders and is no longer Atrium' shareholder. Consequently, since this date, there has not been any related party transaction.

19 Segment information from continuing operations

Since the Active Ingredients and Specialty Chemical Division is intended to be sold, following the strategic re-evaluation process approved by the Board of Directors during the last quarter of 2007, this Division is presented as discontinued operations (see note 2). Henceforth, the Company has only one sector left, the Health and Nutrition Division.

Information by geographic region

Revenues by geographic region are detailed as follows:

	Years Ended December 31,	
	2007 $	2006 $
United States	95,893	93,539
Canada	12,076	10,400
Europe		
Germany	30,808	689
Czech Republic	20,088	6
Other	8,332	7,231
Asia	2,465	2,239
Other	3,179	610
	172,841	114,714

Revenues have been allocated to geographic regions based on the country of residence of the related customers.

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

Long-lived assets by geographic region are detailed as follows:

	As at December 31,	
	2007 $	2006 $
Canada	5,824	4,166
United States	149,475	127,651
Europe		
Germany	201,201	-
Other	287	213
	356,787	132,030

Long-lived assets consist of property, plant and equipment, intangible assets and goodwill.

In 2007, two customers respectively represent 15% (27% in 2006) and 12% (nil in 2006) of the Company's revenues.

20 Earnings per share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding used in the diluted net earnings per share calculation:

	2007	2006
Basic weighted average number of shares outstanding (000's)	30,845	30,223
Dilutive effect of stock options (000's)	1,920	2,266
Diluted weighted average number of shares outstanding (000's)	32,765	32,489

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

21 Financial instruments

Description of derivative financial instruments

Management of interest rate risk

The Company has entered into interest rate swaps to manage interest rate fluctuations. The fair value of those swaps is presented under the Financial Instruments section in the long-term liabilities.

Under the first swap with a nominal value of $50,000,000, the Company pays a fixed rate of 4.925% and receives a variable rate based on the three-month LIBOR. This interest rate swap has been designated as a cash flow hedging relationship of the variable interest payment on a $50,000,000 portion of the revolving credit facility. The fair value of this swap amounted to $321,000 in favour of the counterparty ($216,000 in favour of the Company as at December 31, 2006) and matures on December 8, 2008.

Under the second swap with a notional amount of $50,000,000, the Company pays a variable rate subject to cap and floor based on the three-month LIBOR and receives a fixed interest of 4.925%. The interval of the variable rate payable by the Company is 4.65% to 4.925%. This interest rate swap has not been designated as a cash flow hedge. The fair value of this swap amounted to $37,000 in favour of the counterparty ($57,000 in favour of the counterparty as at December 31, 2006) and matures on December. 8, 2008.

Under the third swap with a nominal value of $125,534,000 (86,250,000 euros), the Company pays a fixed rate of 4.7% and receives a variable rate based on the three-month EURIBOR. This interest rate swap has been designated as a cash flow hedging relationship of the variable interest payment on a portion of 86,250,000 euros of the revolving credit facility. The fair value of this swap amounted to $1,511,000 in favour of the counterparty and matures on July 12, 2012.

Management of foreign currency risk

To manage the foreign currency risk, the Company financed its last investment in a self-sustaining foreign operation in euros which represents the functional currency of the self-sustaining foreign operation.

Fair value

Cash and cash equivalents, accounts receivable, current receivable and accounts payable and accrued liabilities are financial instruments whose fair value approximates their carrying value due to their short-term maturity. The fair value of the long-term debt has been established by discounting the future cash flows at an interest rate to which the Company would currently be able to obtain for loans with similar maturity dates and terms. The fair value of the long-term debt is $279,243,000 ($92,256,000 in 2006).

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

Credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. Cash and cash equivalents are held by banks according to the following distribution:

	As at December 31,			
	2007		2006	
	Related to continuing operations $	Related to assets held for sale $	Related to continuing operations $	Related to assets held for sale $
European banks	19,072	15,838	-	10,122
American banks	7,224	-	4,815	-
Canadian banks	1,110	1,609	8,208	(829)
	27,406	17,447	13,023	9,293
	44,853		22,316	

Consequently, management considers the concentrations of credit risk related to cash and cash equivalents to be minimal.

Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs on-going credit reviews of all its customers and establishes an allowance for doubtful accounts when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $598,000 and $450,000 as at December 31, 2007 and 2006, respectively.

Foreign currency risk

The Company is exposed to limited currency risks since the transactions made by its European subsidiaries are denominated in euros, the transactions made by its American subsidiaries are denominated in US dollars and the transactions made by its Canadian subsidiaries are denominated in Canadian dollars.

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

Interest rate risk

The Company's exposure to interest rate risk is as follows:

Cash and cash equivalents	Variable interest rate
Accounts receivable	Non-interest bearing
Current receivable	Non-interest bearing
Accounts payable and accrued liabilities	Non-interest bearing
Long-term debt	Fixed interest rate and variable interest rate

22 Subsequent event

Acquisition of Multicare B.V. ("Multicare").

On February 15, 2008, Atrium acquired all the shares of Multicare for a total of $24,800,000 (17,000,000 euros) for a cash consideration of $23,400,000 (16,000,000 euros) and 81,128 common shares of Atrium which were recently issued in favour of Multicare's President and CEO. Moreover, Multicare has a bank debt of $6,400,000 (4,000,000 euros). The cash payment has been financed through the Company revolving credit facility.

Multicare, through its subsidiary MCO Health ("MCO"), manufactures and markets a complete range of nutritional supplements under different brands among which Orthica is the most important. The Company. which has annual sales of about $22,000,000 (15,000,000 euros), sells its products primarily in the Netherlands and they are mainly marketed to healthcare practitioners and are also distributed through drugstores.

This acquisition will be accounted for using the purchase method and the results of operations will be included in the statement of earnings from the date of acquisition.

23 Comparative figures

Certain comparative figures have been reclassified to conform with the current year presentation.

Form 52-109F1 – Certification of Annual Filings

I, Pierre Fitzgibbon, President and Chief Executive Officer of Atrium Innovations Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Atrium Innovations Inc. (the issuer) for the financial year ended December 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the issuer, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP;

   c. evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during its last interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: February 29, 2008

Pierre Fitzgibbon
President and Chief Executive Officer

Form 52-109F1 – Certification of Annual Filings

I, John Dempsey, Vice President Finance and Chief Financial Officer of Atrium Innovations Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Atrium Innovations Inc. (the issuer) for the financial year ended December 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the issuer, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP;

   c. evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during its last interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: February 29, 2008

John Dempsey

John Dempsey
Vice President Finance and Chief Financial Officer

Management's Discussion and Analysis of Financial Condition and Results of Operations - 2007

The following analysis provides a review of the Company's results of operations, financial condition and cash flows for the two-year period ended December 31, 2007. In this Management's Discussion and Analysis ("MD&A"), the "Company", "we", "us", and "our" mean Atrium Innovations Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in our annual consolidated financial statements and related notes for the years ended on December 31, 2007 and 2006.

All amounts are in US dollars unless otherwise indicated.

Our consolidated financial statements are reported in thousands of US dollars and have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, or Canadian GAAP. We occasionally refer to non-GAAP financial measures in this MD&A. These non-GAAP financial measures do not have any meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. These non-GAAP financial measures are presented in a consistent manner. These measures consist of earnings before interest and taxes ("EBIT" or "earnings from operations"), earnings before interest, taxes, depreciation and amortization ("EBITDA") and gross margin. EBIT means net earnings less (i) dividend income, interest income and foreign exchange gain; and add (ii) financial expenses, income tax expense, foreign exchange loss. EBITDA means the addition of EBIT and depreciation and amortization. Gross margin means sales less cost of sales. They are disclosed to provide additional information and should not be considered as a substitute for measures of performance prepared in accordance with GAAP.

COMPANY OVERVIEW

Atrium Innovations is a recognized leading developer, manufacturer and marketer of science-based products for the cosmetics, pharmaceutical, chemical and nutrition industries. The Company focuses primarily on growing segments of the health and personal care markets which are benefiting from the trends towards healthy living and the ageing of the population. Atrium Innovations markets a broad portfolio of active ingredients, specialty chemicals and health and nutrition finished products through its highly specialized sales and marketing network in more than 50 countries, primarily in North America, Europe and Asia. Atrium Innovations has over 700 employees and operates five manufacturing facilities.

The Company is organized in two divisions which are: (i) Health & Nutrition; and (ii) Active Ingredients & Specialty Chemicals which is intended to be sold as at December 31, 2007, further to the announcement of the strategic re-evaluation of the division:

STRATEGIC RE-EVALUATION PROCESS OF ITS AI&SC DIVISION

On December 18, 2007, further to the approval of the Board of Directors, the Company undertook a strategic re-evaluation process of its Active Ingredients and Specialty Chemicals division. This strategic re-evaluation process is primarily motivated by the following factors:

- Atrium's intention to focus on its activities and resources in the Health and Nutrition sector to give the Company all the leverage it needs to achieve its strategic objectives in this sector, including its goal of becoming a world leader in this field;

- the promising business development outlook for Atrium in the nutritional supplements sector, which offers many accretive acquisition opportunities for the Company;

- due to the numerous development projects underway within Atrium's two divisions, it has become desirable that each division be supported by its own capital structure to allow each division to carry out their respective development plans in an optimal manner.

This strategic re-evaluation process led us to conclude that, for the best interest of its two divisions, was for the Company to divest its Active Ingredients and Specialty Chemical Division to become a Company more focused on the Health and Nutrition Division ("Pure Play"). Thus, the splitting of the two divisions will allow a greater development for both since each division will have its own capital for their respective growth.

The above factors combined with the already engaged sale initiative of the AI&SC Division involved a change to the presentation of our financial statements. For the Balance Sheet as at December 31, 2007 and 2006, the assets and liabilities of the AI&SC division are now presented as held for sale. Moreover, the results and cash flow of this same division, for the years ended December 31, 2007 and 2006 are now presented as discontinued operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations - 2007

The divestiture of the AI&SC division will not have any major impact on the operation of the Company. On the other hand, the presentation of the AI&SC division as discontinued operations modified the apportionment of the Head Office fees which were allocated, in the past, between the two divisions. The continuing activities, the H&N division, now support 100% of the Head office expenses. In addition, the continuing activities also support the majority of the interest expenses related to the debt. These treatments were also applied in a comparative way for the prior years.

1. HEALTH & NUTRITION ("H&N")

This division develops, manufactures and markets more than 1,300 proprietary health and nutrition finished products, vitamins, minerals and specialized products. In North America, more than 40,000 healthcare professionals such as medical doctors, chiropractors and nutritionists recommend our products while in Germany and many other Eastern European countries, they are mainly sold in pharmacies. Our products are sold by our own sales force in North America and in Europe (particularly in Germany) and some of our products are also offered in more than 25 countries through a network of more than 45 distributors targeting niche markets.

2. ACTIVE INGREDIENTS & SPECIALTY CHEMICALS (" AI&SC ")

This division develops, manufactures and markets over 2,000 value-added active ingredients and specialty chemicals for the cosmetic, pharmaceutical, industrial and nutrition sectors. Our portfolio includes active ingredients, specialty lipids, chemical synthesis intermediates, functional chemicals, innovative additives, preservatives and excipients. Our proprietary active ingredients are commercialized through our own sales force in France and Canada and through a network of more than 42 specialized distributors in 48 other countries.

FINANCIAL SUMMARY 2007:

Continuing Operations – H&N Division:

- Revenues were $172.8 million for the year in comparison with $114.7 million in 2006, an increase of 50.7%;
- EBITDA increased by 66.1% to $46.0 million in 2007 compared to $27.7 million in 2006;
- Net earnings reached $24.8 million for the year compared to $17.2 million in 2006, an increase of 43.8%;
- Net earning per share (EPS) for 2007 was $0.80 per share ($0.76 per share on diluted basis) compared to $0.57 per share ($0.53 per share on diluted basis) for the same period in 2006, an increase of more than 40.4%;
- Cash flow from operating activities before changes in non-cash operating working capital items were $26.6 million for the year 2007 compared to $20.1 million in 2006, an increase of 31.9%.

Discontinued Operations – AI&SC Division:

- Revenues were $221.6 million for the year in comparison with $191.4 million in 2006, an increase of 15.8%;
- EBITDA increased by 11.8% to $19.1 million in 2007 compared to $17.1 million in 2006;
- Net earnings reached $10.9 million for the year compared to $9.4 million in 2006, an increase of 16.1%;
- Net earning per share (EPS) for 2007 was $0.36 per share ($0.33 per share on diluted basis) compared to $0.31 per share ($0.29 per share on diluted basis) for the same period in 2006;
- Cash flow from operating activities before changes in non-cash operating working capital items were $12.0 million for the year 2007 compared to $10.5 million in 2006, an increase of 13.7%.

All amounts are in US dollars unless otherwise indicated 2

Management's Discussion and Analysis of Financial Condition and Results of Operations - 2007

Total Net Earning:

- Net earnings including discontinued operations reached $35.7 million for the year compared to $26.7 million in 2006, an increase of 34.0%;

- Net earning per share (EPS) including discontinued operations for 2007 was $1.16 per share ($1.09 per share on diluted basis) compared to $0.88 per share ($0.82 per share on diluted basis) for the same period in 2006, an increase of more than 31.8%.

IMPORTANT EVENTS DURING 2007:

Acquisition of AquaCap Pharmaceutical, Inc.

On January 19, 2007, the Company, through one of its U.S. subsidiaries, completed the acquisition of all the shares of AquaCap Pharmaceutical, Inc. ("AquaCap") for a total consideration of $19.3 million. The payment was settled through the Company's revolving credit facility. This company is the leading developer and manufacturer of liquid filled capsules within the nutritional supplement industry in the United States. This acquisition is in the Health & Nutrition Division.

Atrium Biotechnologies becomes Atrium Innovations

On May 11, 2007, Atrium Biotechnologies Inc. changed its name to Atrium Innovations Inc. The name change reflects the evolution from being the subsidiary of a biotechnology company to a leading multi product manufacturer and marketer as well as the increased recognition for having a diversified and innovative product portfolio.

Nomination to the Board of Directors

On May 11, 2007, Mr. Pierre Laurin, Chairman of the Board of Atrium Innovations, announced the nomination of Mrs. Carole St-Charles to the Board of Directors. Mrs. St-Charles is the president of Consortium J.L.F. Inc., principal partner of J.L Freeman L.P., a company marketing food and health-beauty products.

On December 18, 2007, the Company also announced the nomination of Mr. Claude Lamoureux to the Board of Directors. Mr. Lamoureux was, until December 1 of this year, President and Chief Executive Officer of the Ontario Teachers' Pension Plan (OTPP), also known as Teachers'.

Nomination of a new President and Chief Executive Officer

On May 31, 2007, the Chairman of the Board of Atrium Innovations, Mr. Pierre Laurin, announced the nomination of Mr. Pierre Fitzgibbon as President and Chief Executive Officer of the Company. Mr. Fitzgibbon has an impressive background particularly in Atrium's important sectors, such as strategic planning, financing and mergers and acquisitions. On his side, Mr. Luc Dupont became the Chairman of the Executive Committee of the Board of Directors and continued as a member of the Board of Directors until December 18, 2007, at which date he resigned to become an external advisory for the Company.

Financing

On July 4, 2007, the Company amended and restated its revolving credit facility. This 5 year revolving credit facility may be extended for an additional year on each of the 2008 and 2009 anniversary dates. The authorized amount is $350 million and bears interest at variable rates for which there is a first hypothec on all assets of the Company and its North American and German subsidiaries. Moreover, all the shares held by the company in its French subsidiaries have been given as collateral security. The Company may increase the authorized amount up to a maximum of $425 million under certain conditions.

All amounts are in US dollars unless otherwise indicated 3

Management's Discussion and Analysis of Financial Condition and Results of Operations - 2007

Acquisition of Mucos Emulsions GmbH.

On July 12, 2007, the Company, through one of its subsidiaries, acquired all of the outstanding shares of Mucos Emulsions GmbH. ("Mucos") for a total cash consideration of $178.8 million. The acquisition was financed through the Company's amended and restated revolving credit facility.

Mucos, founded in Munich, Germany, in 1949, is specialized in enzyme based products. Its main product, Wobenzym™, is the most used natural anti-inflammatory drug in Germany. The effectiveness of Wobenzym™ was shown within the framework of many clinical studies. Mucos's products are mainly sold in Germany and Eastern Europe, but also in Asia, Latin America and North America. The company has about sixty employees of which 42 are dedicated to sales and marketing.

Additional financing availability

On November 26, 2007, the Company announced that it has obtained additional financing of $36.9 million under the actual subordinate debt agreement. This 5 years firm credit facility is not convertible and is subject to a complete refund on maturity date. All other conditions remain unchanged. This additional availability can be used in total or in part before May 21, 2008.

SUBSEQUENT EVENT TO THE END OF THE YEAR

Acquisition of Multicare B.V. ("Multicare")

On February 15, 2008, Atrium acquired all of the Multicare shares for a total of $24.8 million (17 million euros). Of this total, $23.4 million (16 million euros) was paid in cash and the remainder was paid by the issuance of 81,128 newly issued Atrium common shares to Multicare's President and CEO. Moreover, Multicare has a bank debt of $6.4 million (4 million euros). The cash payment was financed through the Company's revolving credit facility.

Multicare, through its subsidiary MCO Health B.V. ("MCO"), manufactures and markets a complete range of nutritional supplements under different brands among which Orthica is by far the most important. The Company which has annual sales of about $22 million (15 million euros), sells its products primarily in the Netherlands and they are mainly marketed to healthcare practitioners and are also distributed through drugstores.

Statement of Earnings Summary - Continuing Operations

	Years ended December 31		
(in thousands of US dollars)	2007	2006	2005
	$	$	$
Revenues	**172,841**	114,714	32,857
Earnings from operations (EBIT)	**41,890**	25,189	10,026
Depreciation and amortization	**4,100**	2,499	484
EBITDA	**45,990**	27,688	10,510
Net earnings from continuing operations	**24,786**	17,240	5,818
Net earnings per share (EPS) from continuing operations			
Basic	**0.80**	0.57	0.21
Diluted	**0.76**	0.53	0.20
Cash flow from operating activities before changes in non-cash operating working capital items	**26,567**	20,147	9,513

Management's Discussion and Analysis of Financial Condition and Results of Operations - 2007

Statement of Earnings Summary - Other Information

	Years ended December 31		
(in thousands of US dollars)	**2007**	**2006**	**2005**
	$	$	$
Net earnings from discontinued operations	**10,933**	9,415	8,490
Net earnings	**35,719**	26,655	14,308
Net earnings per share (EPS)			
Basic	**1.16**	0.88	0.51
Diluted	**1.09**	0.82	0.48

Consolidated Balance Sheet Data

	As of December 31		
(in thousands of US dollars)	**2007**	**2006**	**2005**
	$	$	$
Total assets	**625,245**	324,493	299,244
Long-term liabilities	**334,588**	112,760	124,514

Revenues for the year ended December 31, 2007, reached $172.8 million compared to $114.7 million for the same period in 2006, an increase of $58.1 million or 50.7%. The increase came primarily from the acquisition of Mucos in July 2007 and from the acquisition of AquaCap in January 2007. In addition, revenues were positively impacted by organic growth. This revenues increase was not affected by the foreign exchange rate since our sales were mainly in US dollars in 2006. We expect continued growth in revenues in 2007 due to the consolidation of the results of newly-acquired Mucos in mid 2007 and more recently from MCO acquired in February 2008.

Gross margin amounted to $90.2 million for the year ended December 31, 2007, compared to $51.0 million in the same period of 2006, an increase of $39.2 million or 76.7%. This variation is primarily attributable to: (i) the gross margin from the acquisition of Mucos in July 2007; (ii) organic growth; and (iii) the synergies realized from the acquisition of AquaCap in January 2007. The gross margin rate increased from 44.5% in 2006 to 52.2%. These improvements came primarily from the integration of higher gross margin products from the newly-acquired Mucos and from a decrease of cost in the provisioning of raw materials.

Selling and administrative expenses were $43.5 million for the year ended December 31, 2007, an increase of $20.5 million over the $23.0 million incurred during the same period in 2006. The increase primarily comes from the selling and administrative expenses of the acquisitions of Mucos in July 2007 and AquaCap in January 2007 and from organic growth.

EBITDA for the year ended December 31, 2007 was $46.0 million compared to $27.7 million in 2006, an increase of $18.3 million or 66.1%. Most of the EBITDA increase in 2007 came from the acquisition of Mucos in July 2007, the acquisition of AquaCap in January 2007 and from organic growth. The EBITDA margin increased from 24.1% in 2006 to 26.6% in 2007. The EBITDA margin increase came essentially from the acquisition of Mucos which has higher margin products and from AquaCap for which we now keep the producer margin and from synergies generated from the integration of these acquisitions.

Management's Discussion and Analysis of Financial Condition and Results of Operations - 2007

The difference in our operating results between 2007 and 2006 are not impacted by the effect of the foreign exchange rate since the majority of our 2006 operations were in US dollars.

Depreciation and amortization expenses for the year ended December 31, 2007 were $4.1 million, an increase of $1.6 million compared to $2.5 million in 2006. This increase is primarily due to the amortization of intangible assets resulting from the acquisitions of AquaCap and Mucos in 2007.

Dividend income for the year ended December 31, 2006 totalling $7.4 million exclusively came from the tax loss monetization program set up with Æterna Zentaris, previously the former parent company (refer to note 18 of the Company's annual Consolidated financial statements). This program is no longer in effect after the closing of the secondary offering of October 18, 2006.

Other income for the year ended December 31, 2007 totalling $1.9 million comes exclusively from a revaluation of a long-term note related the acquisition of Mucos on July 12, 2007. At the acquisition date, this note which does not bear interest was cashable in 2012 and was subject to an actualization to be recorded at fair value. A negotiation at the end of 2007 modified the terms of payment of the agreement so that this note is now cashable in 2008 thus requiring a revaluation generating a gain of $1.9 million.

Financial expenses for the year ended December 31, 2007 were $11.5 million compared to $13.5 million in 2006. These financial expenses includes all the interest expenses related to our debt except for $1.8 million and $1.7 million for the years respectively ended December 31, 2007 and 2006 which are disclosed as discontinued operations. The decrease is due directly from the termination of the tax loss monetization program in October 2006 (refer to note 18 of the Company's annual Consolidated financial statements) for which we accounted $7.4 million of interest expense in 2006. This decrease was offset by the increase of interest on long-term debt related to the debt level increase of $21.5 million in January 2007 for the acquisition of AquaCap and of $175.1 million in July 2007 for the acquisition of Mucos. Without taking the effect of the AI&SC division sale and therefore no additional reimbursement of the debt, we would have an increase of interest expense caused by the higher debt level related to the $175.1 million used for the acquisition of Mucos in July 2007.

Income tax expense amounted to $8.1 million (or 24.7% of earnings before taxes) for the year ended December 31, 2007, compared to $2.9 million (or 14.6% of earnings before taxes) during the same period of 2006. The difference between these tax rates is primarily attributable to the end of the tax loss monetization program set up with Æterna Zentaris (refer to note 18 of the Company's annual Consolidated financial statements) who involved a tax rate reduction in 2006 of 11.8%. For 2008, we expect, excluding any strategic re-evaluation impact in the AI&SC division, a tax rate around 25%.

Net earnings from the continuing operations for the year ended December 31, 2007 were $24.8 million or $0.80 per share ($0.76 per share on diluted basis) compared to $17.2 million or $0.57 per share ($0.53 per share on a diluted basis) in 2006, an increase of $7.6 million or 43.8%.

Net earnings including discontinued operations for the year ended December 31, 2007 were $35.7 million or $1.16 per share ($1.09 per share on diluted basis) compared to $26.7 million or $0.88 per share ($0.82 per share on a diluted basis) in 2006, an increase of $9.1 million or 34.0%. These increases in net earnings are primarily attributable to the accretive acquisition of Mucos in July 2007 and to the organic growth of the majority of our operations.

TOTAL CONSOLIDATED ASSETS AND LONG-TERM LIABILITIES

Total consolidated assets, which were $324.5 million on December 31, 2006, amount to $625.2 million as of December 31, 2007. This increase reflects the acquisitions of AquaCap and Mucos in 2007 and a general increase in other operations. Long-term liabilities total $334.6 million as of December 31, 2007 compared to $112.8 million at the same date in 2006. This increase is mainly due to the acquisitions of Mucos in July 2007 and AquaCap in January 2007, which respectively generated increases of $175.1 million and $21.5 million offset by the reimbursement of a portion of the revolving credit facility during the year of $22.2 million.

Result from Discontinued Operations

(in thousands of US dollars)	2007	2006
	$	$
Revenues	**221,555**	191,392
Earnings from operations (EBIT)	**17,985**	16,132
Depreciation and amortization	**1,094**	927
EBITDA	**19,079**	17,059

Revenues discontinued operations were $221.6 million for the year ended December 31, 2007, representing an increase of $30.2 million or 15.8% over revenues of $191.4 million for the same period in 2006. This increase is essentially attributable to the organic growth due to the western Canadian market development and to the positive impact, respectively 9.2% and 5.5%, of the strengthened Euro and the Canadian dollar over the US dollar for our European and Canadian operations.

EBITDA was $19.1 million (or 8.6% of revenues) for the year ended December 31, 2007, representing an increase of $2.0 million or 11.8% over 2006 EBITDA of $17.1 million (or 8.9% of revenues). This EBITDA increase is attributable essentially to organic growth and to the beneficial impact of the strengthened Euro over the US dollar for our European operations.

LIQUIDITY, CASH FLOW AND CAPITAL RESOURCES

Our operations, acquisitions and capital expenditures are mainly financed through cash flows from operating activities, the use of our liquidities and the use of our credit facility, as well as the issuance of common shares.

On July 4, 2007, the Company modified is existing credit facility, increasing the authorized amount of $125.7 million ($125 million Canadian) to $350.0 million and has the possibility to increase this amount up to $425.0 million under certain conditions. This credit facility is now a five-year term loan with the possibility of extending the term for an additional year on each of the 2008 and 2009 anniversary dates. The others conditions are similar and the facility bears interest at variable rates and is secured by a first hypothec on all assets of the Company and its North American and German subsidiaries. Moreover, all the shares held by the Company in its French subsidiaries have been pledged as collateral security.

As of December 30, 2007, our consolidated cash and cash equivalents position was $27.4 million and our long-term debt amounted to $279.1 million. This long-term debt includes $265.5 million from our revolving credit facility which has an authorized amount of $350.0 million. The other portion of our long-term debt represents a subordinated debt of $13.5 million bearing interest at a rate of 7%. This subordinated debt was modified November 26, 2007 increasing the available amount of $36.9 millions and is now subject to a complete repayment at the end of the term in 2012. The other conditions are not modified. This additional availability can be used in total or in part until May 21, 2008.

Concurrent with the acquisition of Douglas Laboratories in December 2005, $50.0 million of borrowings were swapped to a three-year fixed rate. This interest rate SWAP terminates in December 2008. Moreover, jointly with the acquisition of Mucos in July 2007, the Company contracted an interest rate SWAP in the amount of $125.5 million (86.3 million euros) thereby fixing the interest rate for five years.

A third interest rate SWAP in the amount of $50.0 million terminates in December 2008. This SWAP is not designated as a cash flow hedge.

The Company believes that these liquidities, combined with the revolving credit facility and the cash flow from operations, will be adequate to meet operating cash requirements in the foreseeable future. In addition, the possible realization of the sale initiative of the AI&SC Division could end up in a significant increase of our liquidities. However, possible additional acquisitions of complementary businesses or products may require additional financing.

Management's Discussion and Analysis of Financial Condition and Results of Operations - 2007

OPERATING ACTIVITIES

Cash flows generated by our continuing operations were $31.9 million for the year ended December 31, 2007 compared to $19.9 million in 2006. This cash flow increase is primarily due to the increase of cash flows generated from existing operations and from newly-acquired companies. Cash flows generated by our continuing operations in 2008 are expected to increase due to the Company's operations growth and the acquisition of Mucos in July 2007.

FINANCING ACTIVITIES

For the year ended December 31, 2007, cash flows generated by our continuing financing activities were $172.2 compared to cash flows used of $12.1 million in 2006. During 2006, the cash flows used for continuing financing activities reflects the repayment of long-term debt. In 2007, the cash flows generated by our continuing financing activities came from debt increases of $21.5 million for the acquisition of AquaCap in January 2007 and $175.1 million for the acquisition of Mucos in July 2007 offset by the reimbursement of a portion of the revolving credit facility during year of $22.2 million.

INVESTING ACTIVITIES

Cash flows used by our continuing investing activities (excluding changes in short-term investments) were $194.2 million for the year ended December 31, 2007. These cash flows were almost completely used for the AquaCap and Mucos acquisitions, and for equipments purchase of $1.8 million. For 2006, cash flows used by our continuing investing activities amounted to $5.1 million and were used mainly for the acquisition of Douglas Laboratories and for equipments purchase of $1.2 million.

We have certain contractual obligations and commercial commitments. The following table indicates our cash requirements to respect these obligations as of December 31, 2007:

		Payments due by period			
(in thousands of US dollars)	**Total**	**2008**	**2009**	**2010-2011**	**2012 +**
	$	$	$	$	$
Long-term debt	279,125	113	-	-	279,012
Operating leases	3,660	1,581	785	884	410
Total contractual cash obligations	282,785	1,694	785	884	279,422

OUTSTANDING SHARE DATA

On May 9, 2007, at the general annual and extraordinary shareholders meeting, the multiple voting shares category was cancelled and the subordinate voting shares were converted into ordinary shares. As of February 29, 2008, there were 32,290,375 common shares and 1,203,700 stock options outstanding.

Management's Discussion and Analysis of Financial Condition and Results of Operations - 2007

Quarterly Summary Financial Information (unaudited)

(Tabular amounts in thousands of US dollars, except per share data)

2007	1st Quarter $	2nd Quarter $	3rd Quarter $	4th Quarter $	Year ended December 31 $
Revenues	35,896	28,163	50,923	57,859	172,841
EBITDA	9,633	7,980	14,688	13,689	45,990
Net Earnings from continuing operations	5,322	4,158	7,245	8,061	24,786
Net Earnings per share from continuing operations					
Basic (1)	0.17	0.14	0.24	0.26	0.80
Diluted (1)	0.16	0.13	0.22	0.25	0.76
Net Earnings from discontinued operations	3,296	2,469	2,509	2,659	10,933
Net Earnings	8,618	6,627	9,754	10,720	35,719
Net Earnings per share					
Basic (1)	0.28	0.22	0.32	0.34	1.16
Diluted (1)	0.26	0.20	0.30	0.33	1.09

(1) Per share data is calculated independently for each of the quarters presented. Therefore, the sum of this quarterly information may not equal the corresponding annual information.

Management's Discussion and Analysis of Financial Condition and Results of Operations - 2007

Quarterly Summary Financial Information (unaudited)

(Tabular amounts in thousands of US dollars, except per share data)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Year ended December 31,
2006					
Revenues	27,879	29,684	28,290	28,861	114,714
EBITDA	6,908	7,286	7,122	6,372	27,688
Net Earnings from continuing operations	4,393	3,780	4,432	4,635	17,240
Net Earnings per share from continuing operations					
Basic (1)	0.14	0.13	0.15	0.15	0.57
Diluted (1)	0.13	0.12	0.14	0.14	0.53
Net Earnings from discontinued operations	2,499	2,539	1,977	2,400	9,415
Net Earnings	6,892	6,319	6,409	7,035	26,655
Net Earnings per share					
Basic (1)	0.23	0.21	0.21	0.23	0.88
Diluted (1)	0.21	0.19	0.20	0.22	0.82

(1) Per share data is calculated independently for each of the quarters presented. Therefore, the sum of this quarterly information may not equal the corresponding annual information.

The significant items explaining the important variation of the above quarterly results were the important acquisitions made during the last 8 quarters: Mucos in July 2007, AquaCap in January 2007 and DL Canada in September 2007.

FOURTH QUARTER RESULTS

CONTINUING OPERATIONS

Revenues for the quarter ended December 31, 2007 reached $57.9 million compared to $28.9 million for the same period in 2006, an increase of $29.0 million or 100.5%. The increase is mainly attributable to the acquisition of Mucos in July 2007 as well as to organic growth.

Gross margin amounted to $30.9 million for the fourth quarter of 2007 compared to $13.2 million in the same period of 2006, an increase of $17.7 million or 134.8%. This variation is primarily attributable to: (i) the gross margin from the newly-acquired Mucos and AquaCap; (ii) organic growth; and (iii) the synergies realized from the acquisition of AquaCap. The gross margin rate increased from 45.6% in 2006 to 53.4% for the same quarter of 2007. These improvements came primarily from the integration of higher gross margin products from the newly-acquired Mucos and from AquaCap for which we now earn the producer margin on the Douglas products.

Selling and administrative expenses were $16.9 million during the quarter ended December 31, 2007, an increase of $10.2 million over the $6.7 million incurred during the same period in 2006. The increase primarily comes from the acquisitions of Mucos and AquaCap.

Management's Discussion and Analysis of Financial Condition and Results of Operations - 2007

EBITDA for the quarter ended December 31, 2007 was $13.7 million compared to $6.4 million in 2006, an increase of $7.3 million or 114.8%. Most of the increase in 2007 came from the acquisitions of Mucos and AquaCap as well as to organic growth. The EBITDA margin increased from 22.1% in the fourth quarter of 2006 to 23.7% for the same period in 2007. The EBITDA margin increase came essentially from the acquisition of Mucos which has higher margin products.

Depreciation and amortization expenses for the quarter ended December 31, 2007 were $1.6 million, an increase of $1.0 million compared to $0.6 million in 2006. This increase is primarily due to the amortization of intangible assets resulting from the acquisition of Mucos.

Dividend income for the quarter ended December 31, 2006 totalling $0.4 million exclusively came from the tax loss monetization program set up with Æterna Zentaris (refer to note 18 of the Company's annual Consolidated financial statements). This program is no longer in effect after the closing of the secondary offering of October 18, 2006.

Other income for the fourth quarter of 2007 totalling $1.9 million comes exclusively from a revaluation of a long-term note related the acquisition of Mucos on July 12, 2007. At the acquisition date, this note which does not bear interest was cashable in 2012 and was subject to an actualization to be recorded at fair value. A negotiation at the end of 2007 modified the terms of payment of the agreement so that this note is now cashable in 2008 thus requiring a revaluation generating a gain of $1.9 million.

Financial expenses for the fourth quarter of 2007 were $4.3 million compared to $2.0 million in 2006. The increase came from the debt level increase related to the recent acquisitions, especially Mucos in July 2007 and AquaCap in January 2007, generating respective increases of $175.1 million and of $21.5 million. These financial expenses includes all the interest expenses related to our debt except for 0,5 million for the last quarter of 2007 and 0,4 million for same period of 2006 which are disclosed as discontinued operations.

Income tax expense amounted to $2.4 million (or 23.0% of earnings before taxes) during the quarter ended December 31, 2007, compared to $0.1 million (or 0% of earnings before taxes) during the same period last year. The tax rate of the last quarter of 2006 differs from the tax rate of the exercise following the decision to record the future income taxes assets connected to Canadian deferred losses since their realization was considered more probable than improbable with the end of the monetization program set up with Æterna Zentaris, previously the former parent company (refer to note 18 of the Company's annual Consolidated financial statements).

Net earnings from continuing operations for the quarter ended December 31, 2007 were $8.1 million or $0.26 per share ($0.25 per share on a diluted basis) compared to net earnings of $4.6 million or $0.15 per share ($0.14 per share on a diluted basic) in 2006, an increase of $3.5 million or 73.9%.

Net earnings including discontinued operations for the year ended December 31, 2007 were $10.7 million or $0.34 per share ($0.33 per share on diluted basis) compared to $7.0 million or $0.23 per share ($0.22 per share on a diluted basis) in 2006, an increase of $3.7 million or 52.4%. These increases in net earnings are primarily attributable to the accretive acquisition of Mucos in July 2007 and to organic growth of the majority of our operations.

DISCONTINUED OPERATIONS

Revenues from the Active Ingredients & Specialty Chemicals Division were $64.5 million for the fourth quarter of 2007, representing an increase of 20.2% compared with $53.7 million for the corresponding period in 2006. EBITDA was $4.5 million (or 7.0% of revenues) for the quarter ended December 31, 2007, representing an increase of $0.1 million or 3.9% over 2006 EBITDA of $4.4 million (or 8.1% of revenues). These increases are attributable mainly to organic growth and to the acquisition of Amisol in 2006.

All amounts are in US dollars unless otherwise indicated 11

RELATED PARTY TRANSACTIONS

Æterna Zentaris, previously the former parent company, completed the distribution of all its shares to its shareholders on January 2, 2007. Since January 3, 2007, Æterna Zentaris is no longer a shareholder of Atrium and no more related party transactions should occur in the future. The last related party transactions occurred in 2006 (refer to note 18 of the Company's annual Consolidated financial statements).

As of December 31, 2007, we were not the primary beneficiary of any variable interest entities.

OFF-BALANCE SHEET ARRANGEMENTS

There was no off-balance sheet arrangement as at December 31, 2007.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our financial statements are prepared in accordance with Canadian GAAP. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting years. On an ongoing basis, we evaluate these estimates and assumptions, including those related to revenue recognition, allowance for doubtful accounts, provisions for excess and obsolete inventories, impairment of long-lived assets and goodwill, valuation allowance of future income tax assets, contingencies and other accrued liabilities as well as stock-based compensation costs.

We base our estimates and assumptions on historical experience and on other factors that we believe to be reasonable under the circumstances, the result of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

The following summarizes our critical accounting policies that require the most significant judgment and estimates in the preparation of our consolidated financial statements. Please refer to the corresponding section of the Financial Statements of the 2007 Annual Report for a complete description of our accounting policies.

Allowance for Doubtful Accounts

We estimate collectibility of accounts receivable on an ongoing basis by reviewing balances outstanding over a certain period of time. We determine our allowance for doubtful accounts receivable based on our historical accounts receivable collection experience and on the information that we have about the status of our accounts receivable balances. If the financial conditions of our customers deteriorate, resulting in an impairment of their ability to make required payments, additional allowance may be required, which could adversely affect our future results.

Provisions for Excess and Obsolete Inventories

Inventory is valued at the lower of cost and market value. Cost is determined using the first-in, first-out basis. Cost of finished goods and work-in-progress includes raw materials, labour and manufacturing overhead under the absorption costing method. Market value is defined as replacement cost for raw materials and as net realizable value for finished goods and work-in-progress.

We determine our reserves for excess and obsolete inventories based on the quantities we have on hand versus expected needs for these inventories, so as to support future sales of our products. It is possible that additional inventory reserves may occur if future sales are less than our forecasts or if there is a significant shift in product mix compared to our forecasts, which could adversely affect our future results.

Management's Discussion and Analysis of Financial Condition and Results of Operations - 2007

Impairment of Long-Lived Assets and Goodwill

Property, plant and equipment and intangible assets with finite lives are reviewed for impairment when events or circumstances indicate that costs may not be recoverable. Impairment exists when the carrying value of the asset is greater than the undiscounted future cash flows expected to be provided by the asset. The amount of impairment loss, if any, is the excess of its carrying value over its fair value.

Finite-lived assets are written down for any impairment in value of the unamortized portion. Intangible assets with indefinite lives are tested for impairment annually or more frequently if events or circumstances indicate that the asset might be impaired. Impairment exists when the carrying amount of the intangible asset exceeds its fair value. As at December 31, 2007, there were no events or circumstances indicating that the carrying value may not be recoverable.

Finally, goodwill is tested annually, or more frequently if impairment indicators arise, for impairment in relation to the fair value of each reporting unit to which goodwill applies and the value of other assets in that reporting unit. An impairment charge is recorded for any goodwill that is considered impaired. As at December 31, 2007, there were no events or circumstances indicating that the carrying value may not be recoverable.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying amounts and tax bases of the assets and liabilities. Changes in the net future income tax assets or liabilities are included in earnings. Future income tax assets and liabilities are measured using substantively enacted and enacted tax rates expected to apply in the years in which the differences are expected to reverse.

Stock-based compensation costs

The Company offers a stock option plan described in note 15 of the Company's annual Consolidated financial statements. The Company uses the fair value-based method to account stock option granted to employees. The stock option fair values are determined using the Black-Scholes pricing model, and stock-based compensation costs are recognized in the statement of earnings over their vesting periods and the counterparty is recorded as contributed surplus.

Any counterpart received by the Company in connection with the exercise of options is carried to the share capital, and the contributed surplus component ensuing from the stock-based compensation costs is transferred to the share capital at the shares issuance.

New Accounting Standards

In January 2005, the CICA issued four new accounting standards in relation with financial instruments: section 3855 "Financial Instruments – Recognition and Measurement", section 3865 "Hedges", section 1530 "Comprehensive Income" and section 3251 "Equity". Sections 3855, 3865 and 1530 apply to fiscal years beginning on or after October 1, 2006 and were adopted by the Company on January 1, 2007. The Company has applied these changes prospectively, except for the foreign currency translation of self-sustaining foreign operations that has been applied retroactively.

The adjustment related to the implementation of these new accounting standards, disclosed in the Statement of Accumulated other comprehensive income, represents the fair value, as of January 1, 2007, of the interest rate swap designated as a cash flow hedge. As from January 1, 2007, the fair value variation of the interest rate swap designated as a cash flow hedge is recorded in the other comprehensive income.

Section 3855, "Financial Instruments – Recognition and Measurement" requires that all financial assets and liabilities be accounted for using one of four available accounting models, being: held-to-maturity, available-for-sale, held-for-trading, and other than held-for-trading.

All amounts are in US dollars unless otherwise indicated 13

Following is a summary of the accounting model the Company has elected to apply to each of its significant categories of financial instruments outstanding as of January 1, 2007:

Cash and cash equivalents	Held-for-trading
Accounts receivable	Loans and receivables
Short-term note	Loans and receivables
Accounts payable and accrued liabilities	Other financial liabilities
Long-term debt	Other financial liabilities

Effective January 1, 2007, the Company adopted CICA Handbook Section 1506 "Accounting Changes". This Section establishes criteria for changes in accounting policies, accounting treatment and disclosures regarding changes in accounting policies, estimates and corrections of errors. In particular, this Section allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information. Furthermore, this section requires disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. Such disclosures are provided below. The adoption of this Section had no further effects on the financial statements for the year ended December 31, 2007.

Impact of accounting pronouncements not yet adopted

Capital Disclosure

The CICA issued Section 1535, "Capital Disclosures". This standard establishes guidelines for disclosure of information regarding an entity's capital and his management. The information provided by the Company should enable the users of its financial statements to evaluate an entity's objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance. The new requirements will be effective starting January 1, 2008. The Company is presently evaluating the impact of this new standard.

Financial Instruments – Disclosures and Financial Instruments - Presentation

Financial Instruments – Disclosures and Financial Instruments - Presentation
The CICA issued Section 3862 and 3863, which replace Section 3861, "Financial Instruments – Disclosure and Presentation" The new disclosure standard requires the disclosure of additional detail of financial asset and liability categories as well as a detailed discussion on the risks associated with the company's financial instruments. This standard harmonizes disclosures with International Financial Reporting Standards ("IFRS"). The presentation requirements are carried forward unchanged. These new standards will be effective starting January 1, 2008. The Company is presently evaluating the impact of these new standards.

Inventories

The CICA issued Section 3031, "Inventories" which will replace existing Section 3030 with the same title and will harmonize accounting for inventories under Canadian GAAP with IFRS. This standard requires that inventories should be measured at the lower of cost and net realizable value, and includes guidance on the determination of cost, including allocation of overheads and other costs. The standard also requires that similar inventories within a consolidated group be measured using the same method. It also requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. The new Section is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The adoption of this Section had no further effects on the consolidated financial statements.

Going Concern

The CICA amended Section 1400, "General Standards of Financial Statement Presentation" to include requirements to assess and disclose an entity's ability to continue as a going concern. The adoption of this Section had no further effects on the consolidated financial statements.

All amounts are in US dollars unless otherwise indicated 14

Management's Discussion and Analysis of Financial Condition and Results of Operations - 2007

FINANCIAL AND OTHER INSTRUMENTS

Foreign Currency Risk

Since the Company operates on an international scale, it is exposed to currency risks as a result of potential exchange rate fluctuations. For the year ended December 31, 2007, there were no significant risks related to change rate variation since the operations carried out by European subsidiaries are in Euro, those carried out by American subsidiaries are in US dollars and those carried out by Canadian subsidiaries are in Canadian dollars. Also, there were no significant risks related to forward exchange contracts outstanding as at December 31, 2007.

Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. Cash and cash equivalents consist of instruments issued by European, American and Canadian banks which are high-credit quality issuers. Consequently, management considers the risk of non-performance related to cash and cash equivalents to be minimal.

Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs on-going credit reviews of all its customers and establishes an allowance for doubtful accounts when accounts are determined to be uncollectible.

Interest Rate Risk

The Company has entered into interest rate swaps to manage interest rate fluctuations. The fair value of those swaps is presented under the Financial Instruments section in the long-term liabilities

Under the first swap with a nominal value of $50.0 million, the Company pays a fixed rate of 4.925% and receives a variable rate based on the three-month LIBOR. This interest rate swap has been designated as a cash flow hedging relationship of the variable interest payment on a $50.0 million portion of the revolving credit facility. The fair value of this swap amounted to $0.3 million in favour of the counterparty ($0.2 million in favour of the Company in 2006) and matures on December 8, 2008.

Under the second swap with a notional amount of $50.0 million, the Company pays a variable rate subject to cap and floor based on the three-month LIBOR and receives a fixed interest of 4.925%. The interval of the variable rate payable by the Company is 4.65% to 4.925%. Otherwise, the Company pays a 4.925% rate. This interest rate swap has not been designated as a cash flow hedge. The fair value of this swap amounted to $37,000 in favour of the counterparty ($57,000 in favour of the counterparty in 2006) and matures on December 8, 2008.

Under the third swap with a nominal value of $125.5 million (86.3 million euros), the Company pays a fixed rate of 4.7% and receives a variable rate based on the three-month EURIBOR. This interest rate swap has been designated as a cash flow hedging relationship of the variable interest payment on a portion of 86.3 million euros of the revolving credit facility. The fair value of this swap amounted to $1.5 million in favour of the counterparty and matures on July 12, 2012.

Management's Discussion and Analysis of Financial Condition and Results of Operations - 2007

RISK FACTORS

The following is a summary of important risks for the Company:

Risks Related to our Business

Penetration of Markets and Continued Growth

If we fail to further penetrate our core markets and existing geographic markets or successfully expand our business into new markets, the growth in sales of our products, along with our operating results, could be negatively impacted. Our ability to further penetrate our core markets and existing geographic markets in which we compete or to successfully expand our business into additional countries in Europe, Asia or elsewhere, to the extent we believe that we have identified attractive geographic expansion opportunities in the future, is subject to numerous factors, many of which are beyond our control. We cannot assure that our efforts to increase market penetration in our core markets and existing geographic markets will be successful. Our failure to do so could have an adverse effect on our operating results.

Acquisition Program

We intend to continue to acquire businesses and assets. There is no assurance that we will be able to complete acquisitions, or that we will succeed in integrating the newly acquired businesses and assets into our operations. The failure to do so and to retain key personnel of acquired businesses could have a material adverse effect on our operating results. Our acquisition program may require, in addition to the cash generated by our operations, other sources of financing. It is impossible to guarantee the availability of additional financial resources or that they will be available under acceptable conditions. Failure to obtain such financing could render future acquisitions difficult or impossible.

Regulation

In both domestic and foreign markets, the formulation, manufacturing, packaging, labeling, handling, distribution, importation, exportation, licensing, sale and storage of our products are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints. Such laws, regulations and other constraints may exist at the federal, provincial or local levels in Canada and at all levels of government in foreign jurisdictions. Although we believe to be in respect of all the laws, regulations and other constraints, there can be no assurance that we are in compliance with all of such laws, regulations and other constraints. Our failure to comply with these laws, regulations and other constraints or new laws, regulations or constraints could lead to the imposition of significant penalties or claims and could negatively impact our business.

In addition, the adoption of new laws, regulations or other constraints or changes in the interpretations of such requirements may result in significant compliance costs or lead us to discontinue product sales and may have an adverse effect on the marketing of our products, resulting in significant loss of sales.

In the United States, the Food and Drug Administration ("FDA") perceives any written or verbal statement used to promote or sell a product that associates a nutrient with a disease (whether written by us, the content of a testimonial endorsement or contained within a scientific publication) to be evidence of an intent to sell an unapproved new drug in violation of the Food and Drugs Control Administration ("FDCA") if the nutrient concerned is sold by us. If any such evidence is found with respect to our products, the FDA may take adverse action against us, ranging from a warning letter necessitating cessation of use of the statement to injunctions against product sale, seizures of products promoted with the statements, and civil and criminal prosecution of our executives. Such actions could have a detrimental effect on our sales. Governmental regulations in countries where we plan to commence or expand operations may prevent or delay entry into those markets or require us to incur additional costs. In addition, our ability to sustain satisfactory levels of sales in our existing markets is dependent in significant part on our ability to introduce additional products into such markets. However, governmental regulations in our existing markets, both domestic and international, can delay or prevent the introduction, or require the reformulation or withdrawal, of certain of our products. Further, such regulatory action, whether or not it results in a final determination adverse to us, could create negative publicity, with detrimental effects on sales.

Management's Discussion and Analysis of Financial Condition and Results of Operations - 2007

Dependence on Key Personnel and Labour Relations

Our success is dependent on our ability to attract and retain a highly qualified work force. The failure to recruit qualified staff and the loss of key employees could compromise the pace and success of product development. If our employees were to unionize and seek to negotiate a collective agreement, it could interrupt our operations and have an adverse effect on our operating results.

Political and Economic Conditions in our Geographic Markets

A significant portion of our sales is derived from our operations in foreign markets. As such, we are subject to certain risks arising from our international business operations that could be costly in terms of dollars spent, diversion of management's time, and revenues and profits, including: (i) difficulties and costs associated with staffing and managing foreign operations; (ii) unexpected changes in regulatory requirements; (iii) difficulties in compliance with a wide variety of foreign laws and regulations; (iv) changes in our international distribution network and direct sales forces; (v) political trade restrictions and exchange controls; (vi) political, social or economic unrest; (vii) inadequate and unreliable services and infrastructure; (viii) import or export licensing or permit requirements; and (ix) greater risk on credit terms and long accounts receivable collection cycles in some foreign countries.

Continuous disclosure and disclosure controls

The Company is a reporting issuer under the securities legislation of all of the provinces of Canada and it is, therefore, required to file continuous disclosure documents such as interim and annual financial statements, a proxy circular, an annual information form, material change reports and press releases with such securities regulatory authorities. Copies of these documents may be obtained free of charge on request from the office of the Secretary of the Company or through the Internet at the following addresses: www.atrium-innov.com and www.sedar.com.

The Company's Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures of the Company. These disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports filed with securities regulatory authorities is recorded and/or disclosed on a timely basis, as required by law, and is accumulated and communicated to the Company's management, including its Chief Executive Officer and its Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

The Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2007. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in all material respects as of December 31, 2007, to ensure that material information relating to the Company and its subsidiaries would have been made known to them.

Internal Control over Financial Reporting

Internal control over financial reporting ("ICFR") is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and its compliance with GAAP in its financial statements. The Company's Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls over financial reporting to the issuers. They established or made establish under their supervision the internal control over the financial reporting to obtain reasonable insurance about the financial reporting effectiveness and that the financial statements were being prepared accordingly with GAAP.

The Chief Executive Officer and the Chief Financial Officer have evaluated whether there were changes to its ICFR during the year ended December 31, 2007 that have materially affected, or that are reasonably likely to materially affect its ICFR. No such changes were identified through their evaluation.

Management's Discussion and Analysis of Financial Condition and Results of Operations - 2007

Forward-Looking Statements

This report contains certain forward-looking statements with respect to the Company. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect us. The information contained herein is dated as of February 29, 2008, date of the Board's approval for the MD&A and the Consolidated Financial Statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

On behalf of management,

Vice President, Finance and Chief Financial Officer

John Dempsey

John Dempsey
February 29, 2008

Management Report

The following consolidated financial statements of Atrium Innovations Inc. and all other financial information contained in this annual report are the responsibility of management. Management has prepared the consolidated financial statements in accordance with Canadian generally accepted accounting principles. When it was possible to choose different accounting methods, management chose those that it felt were the most appropriate in the circumstances.

The financial statements include amounts based on the use of estimates and best judgment. Management has determined these amounts in a reasonable way in order to ensure that the financial statements are presented accurately in all important regards. Management has also prepared the financial information presented elsewhere in the annual report, and has ensured that it is in accordance with the financial statements.

Management maintains systems of internal accounting and administrative controls. The systems are used to provide a reasonable degree of certainty that the financial information is relevant, reliable and accurate, and that the Company's assets are correctly accounted for and effectively protected.

The Board of Directors is responsible for ensuring that management assumes its responsibilities with regard to the presentation of financial information, and has ultimate responsibility for examining and approving the financial statements. The Board assumes this responsibility principally through its Audit Committee which is comprised of outside and non-management directors. The Audit Committee met with management as well as with external auditors to discuss the internal monitoring system for presenting financial information, to address issues related to the audit and the presentation of financial information, to ensure that all parties carry out their duties correctly, and to examine the financial statements and the report of the external auditors.

The consolidated financial statements have been audited on behalf of shareholders by external auditors PricewaterhouseCoopers LLP for each of the years ended December 31, 2007 and 2006, in accordance with Canadian generally accepted accounting principles. The external auditors, having been appointed by the shareholders to serve as the Company's external auditors, were given full and unrestricted access to the Audit Committee to discuss matters related to their audit and the reporting of information.

The Board of Directors has approved the Company's consolidated financial statements on the recommendation of the Audit Committee.

Pierre Fitzgibbon
President and Chief Executive Officer

John Dempsey
Vice President, Finance and Chief Financial Officer

Quebec City, Quebec, Canada
February 29, 2008

FEE RULE

FORM 13-502F1

CLASS 1 REPORTING ISSUERS -- PARTICIPATION FEE

Reporting Issuer Name: Atrium Innovations Inc.

Fiscal year end date used to calculate capitalization: December 31, 2007

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	(i) 31,167,247	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	(ii) 20.76	
Market value of class or series	(i) X (ii) =	(A) 647,032,047.72
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		(B) ________

Market value of other securities:

(See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)		(C) ________
(Repeat for each class or series of securities)		(D) ________

Capitalization

(Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	647,032,047.72

Participation Fee 20,500

(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)

New reporting issuer's reduced participation fee, if applicable

(See section 2.6 of the Rule)

Participation fee X Number of entire months remaining in the issuer's fiscal year = ________

12

Late Fee, if applicable

(As determined under section 2.5 of the Rule) ________

ATRIUM
INNOVATIONS

RECEIVED

PRESS RELEASE

FOR IMMEDIATE RELEASE

ATRIUM APPOINTS MARIO PARADIS AS VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

The Company has also strengthened its sales and marketing team with two new appointments to complement its resources in the United States and in Europe

Quebec (Quebec), February 29, 2008 – Mr. Pierre Fitzgibbon, President and Chief Executive Officer of Atrium Innovations Inc. (TSX: ATB), is pleased to announce the appointment of Mr. Mario Paradis, CA, to the position of Vice President and Chief Financial Officer of the Company. Mr Paradis will begin his new duties in early April and is succeeding Mr. John Dempsey, who will contribute during the transition as a consultant to the company.

Previously for a period of 9 years, Mr. Paradis held positions with different levels of responsibilities at Æterna Zentaris. He acted as Director of Finance and Vice President, Finance and Administration for a period of 8 years and was the Corporate Secretary for the last 4 years. In May 2007, he was named Senior Vice President, Administration and Legal Affairs and was a key strategic executive to the CEO and executive management team in developing long term strategy, including M&A transactions. Prior to joining Æterna Zentaris, Mr. Paradis worked for 11 years with PricewaterhouseCoopers where he successively held positions in audit, tax and finally in certification as Senior Director.

"Mario Paradis brings the Company solid expertise in financial operations management, strategy and finance in the health industry. These qualities perfectly meet the present and future needs of Atrium, which is a rapidly growing company that is pursuing a dynamic acquisitions program requiring solid integration capabilities. We are very happy to welcome Mr. Paradis to the Atrium team. I would also like to thank John for his valuable contribution to Atrium's development in recent years, particularly in the preparation of Atrium's initial public offering in 2005. We are also pleased to know that we can benefit from his expertise during the transition period in his role as a consultant to the Company's executive team. One of John's tasks will be to assist the Company with the divestiture of its AI & SC Division," underlined Mr. Fitzgibbon.

Sales and Marketing team appointments

Furthermore, Atrium has recruited two high-calibre individuals in sales and marketing to support its business development plan in Europe and the United States.

Mr. René Augstburger has been appointed Marketing Vice President, Europe. In this new role, Mr. Augstburger will be responsible for coordinating the Company's sales and marketing development in the European region. Mr. Augstburger has held several management positions in companies operating in the health sector. Just prior to joining Atrium, Mr. Augstburger was General Manager of Arkopharma Canada. Previously, he also held executive positions at various companies in the health sector, including the German company Heel GmbH where he successively held the positions of Managing Director of Heel's subsidiaries in Africa and the United States.

Atrium also welcomes Mr. David Belaga to its sales and marketing team. He will oversee commercial development in North America of the Mucos product line, which includes Wobenzym® N, a well-known product currently sold in Germany and some Eastern European countries. Mr. Belaga has 20 years experience in sales and marketing within the health and wellness industry, in which he also held key management responsibilities. Previously, he has worked for companies such as Amerifit Nutrition and American Home Products (now Wyeth), among others. During his career, he has successfully launched several product brands, including Estroven, now one of the best selling nutritional supplements in the American market.

"These appointments will supply Atrium with the complementary resources and expertise required to pursue the dynamic development of its two operating platforms in Europe and United States that offer very high commercial potential for the Company. Our development strategy is based on two main pillars – sustained organic growth and acquisitions of financially strong companies that market high quality products. Our recent acquisition of Multicare B.V., as well as Mucos Emulsions GmbH last July, are examples of this strategy in action. There is also a great deal of development potential in our current and new product lines, notably Wobenzym® N for which we are just starting to implement our focused marketing plan in the United States," said Mr. Serge Yelle, Atrium's Executive Vice President – Health and Nutrition Division.

About Atrium

Atrium Innovations Inc. is a recognized leading developer, manufacturer and marketer of science-based products for the cosmetics, pharmaceutical, chemical and nutrition industries. The Company focuses primarily on growing segments of the health and personal care markets which are benefiting from the trends towards healthy living and the ageing of the population. Atrium markets a broad portfolio of active ingredients, specialty chemicals and health and nutrition finished products through its highly specialized sales and marketing network in more than 50 countries, primarily in North America, Europe and Asia. Atrium has over 700 employees and operates five manufacturing facilities. Additional information about Atrium is available on its Web site at www.atrium-innov.com.

Cautionary Note and Forward-Looking Statements

This press release contains certain forward-looking statements with respect to the Company. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. The Company considers the assumptions on which these forward-looking statements are based to be reasonable, but cautions the reader that these assumptions regarding future events, many of which are beyond its control, may ultimately prove to be incorrect since they are subject to risks and uncertainties

that affect the Company. For additional information with respect to these and other factors, see the Company's quarterly and annual filings with the Canadian securities commissions. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

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Investor Relations:
Pierre Fitzgibbon
President and Chief Executive Officer
Tel.: (418) 652-1116
pfitzgibbon@atrium-innov.com

Media Relations:
Frédéric Tremblay
HKDP
(514) 395-0375, ext. 234
ftremblay@hkdp.qc.ca

ATRIUM
INNOVATIONS

PRESS RELEASE
FOR IMMEDIATE RELEASE

ATRIUM REFOCUSES ITS OPERATIONS ON THE HEALTH AND NUTRITION SECTOR AND POSTS STRONG NET EARNINGS GROWTH

Increase of 44% in net earnings from continuing operations during Fiscal 2007 and 74% growth for the fourth quarter of 2007

All amounts in US dollars

Quebec (Quebec), February 29, 2008 – Atrium Innovations Inc. (TSX: ATB) today discloses its annual financial results and also reconfirms the strategic refocusing of its business operations. Atrium intends to concentrate its operations uniquely in the health and nutrition sector (presented here as continuing operations) and, consequently, has decided to divest its Active Ingredients & Specialty Chemicals Division (presented as discontinued operations). This decision, which was made in the best interest of both divisions, follows a strategic re-evaluation process of the AI & SC Division initiated by the Company on December 18, 2007. It became clear that focusing on one sector would be the best option for Atrium to optimize its future development and profitability.

During the fiscal year ended December 31, 2007, Atrium recorded revenues from continuing operations of US$172.8 million, which is an increase of 50.7% compared to revenues of US$114.7 million posted for the preceding fiscal year. Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) from continuing operations for fiscal 2007 increased by 66.1% to reach US$46.0 million, compared to US$27.7 million for the same period in 2006. For the year ended December 31, 2007, net earnings from continuing operations rose by 43.8% to US$24.8 million, compared to US$17.2 million for the same period in 2006. The Company's total net earnings were US$35.7 million, which is an increase of 34.0% compared to net earnings of US$26.7 million for the corresponding period in 2006. Net earnings per share on a diluted basis for fiscal 2007 rose by 32.9% to reach US$1.09, compared to US$0.82 per share for the preceding fiscal year.

"We ended the year 2007 on a strong note. On one hand, we have posted strong financial results and on the other hand, we have undertaken the strategic refocusing of our operations to concentrate on the highly promising health and nutrition sector. This decision should prove

greatly beneficial to the Company's future. We are confident that we will be able to complete the divestiture of our Active Ingredients & Specialty Chemicals Division during the second quarter at a fair price for our shareholders reflecting the full value of this division. Furthermore, during the current fiscal year we would like to pursue our development plan to be driven by a sustained organic growth and new acquisitions that respect our rigorous strategic and financial criteria," said Mr. Pierre Fitzgibbon, Atrium's President and Chief Executive Officer.

Cash flows from continuing operations (before changes in non-cash working capital items) for fiscal 2007 were US$26.6 million, an increase of 31.9% compared to US$20.1 million for the same period of the preceding year. The Company has a revolving credit facility that provides US$350 million of borrowing capacity under certain conditions and the possibility of increasing this capacity to US$425 million. As at December 31, 2007, the Company had drawn down US$265.5 million under this credit facility. In addition, the Company has supplementary capacity, through an unsecured loan, of US$36.9 million which can be used in whole or in part from now until May 21, 2008.

"The Company's financial situation is solid. Because of the capacity available through our current financings and the net proceeds from the eventual divestiture of our Active Ingredients & Specialty Chemicals Division, we should have the financial resources required to support our future growth," added Mr. Fitzgibbon.

Discontinued Operations – Active Ingredients and Specialty Chemicals (AI & SC) Division

Reporting now the AI & SC Division as discontinued operations has changed the distribution of head office expenses. These expenses are now 100% absorbed by Health & Nutrition, rather than being distributed between the two divisions.

For the year ended December 31, 2007, the Active Ingredients & Specialty Chemicals Division, presented under operations to be sold, generated revenues of US$221.6 million, which is an increase of 15.8% compared to revenues of US$191.4 million recorded for the same period in 2006. For fiscal 2007, the EBITDA was US$19.1 million compared to an EBITDA of US$17.1 million for the corresponding period in 2006, an increase of 11.8 %. This growth is attributable to strong organic growth and the acquisition of Amisol in May 2006.

Financial results for the fourth quarter of 2007

For the three month period ended December 31, 2007, the Company recorded revenues under continuing operations of US$57.9 million, compared to revenues of US$28.9 million for the same period of the preceding fiscal year, for an increase of 100.5 %. The EBITDA rose by 114.8% to reach US$13.7 million, compared to US$6.4 million for the same period in 2006. Net earnings from continuing operations in the fourth quarter of 2007 were US$8.1 million, for an increase of 73.9% compared to net earnings from continuing operations of $4.6 million for the corresponding quarter in 2006. This growth is mainly attributable to Mucos acquisition in July 2007 and strong organic growth. The weighted average number of shares outstanding was in the fourth quarter of 2007 was 31.1 million compared to 30.6 million for the same period in 2006.

For the three month period ended December 31, 2007, the Active Ingredients & Specialty Chemicals Division, presented as discontinued operations, generated revenues of US$64.5 million, for an increase of 20.2% compared to revenues of US$53.7 million recorded for the same period in 2006. For fiscal 2007, the EBITDA was US$4.5 million compared to an

EBITDA of US$4.4 million for the corresponding period in 2006, an increase of 3.9%. This increase is attributable to organic growth and the acquisition of Amisol in May 2006.

Overall, for the three-month period ended December 31, 2007, the Company's net earnings were US$10.7 million, or US$0.34 per share, which is an increase of 52.4% compared to net earnings of US$7.0 million, or US$0.23 per share, for the corresponding period in 2006.

About Atrium

Atrium Innovations Inc. is a recognized leading developer, manufacturer and marketer of science-based products for the cosmetics, pharmaceutical, chemical and nutrition industries. The Company focuses primarily on growing segments of the health and personal care markets which are benefiting from the trends towards healthy living and the ageing of the population. Atrium markets a broad portfolio of active ingredients, specialty chemicals and health and nutrition finished products through its highly specialized sales and marketing network in more than 50 countries, primarily in North America, Europe and Asia. Atrium has over 700 employees and operates five manufacturing facilities. Additional information about Atrium is available on its Web site at www.atrium-innov.com.

Conference Call and Webcast

Atrium will hold its quarterly conference call and webcast to discuss its fourth quarter and full year 2007 on Friday February 29, 2008 at 1:30 p.m. Eastern time. Participants may access the call by using the following numbers: 416-644-3420, 514-807-8791 or 1-800-731-5774. A live webcast is also available via the Company's website at www.atrium-innov.com in the "Investors" section. A replay of the webcast will also be available on our website for a period of 30 days. A copy of Atrium's interim unaudited financial statements is available on the Company's website.

Caution Regarding Non-GAAP Measures

This press release is based on reported earnings in accordance with Canadian generally accepted accounting principles (GAAP). It is also based on earnings before interest, income taxes, depreciation and amortization (EBITDA) and gross margin. These measures do not have a standardized meaning prescribed by GAAP; therefore, other issuers using these terms may calculate them differently. Management believes that a significant portion of the users of its Consolidated Financial Statements and MD&A analyze the Company's results based on these performance measures.

Cautionary Note and Forward-Looking Statements

This press release contains certain forward-looking statements with respect to the Company. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. The Company considers the assumptions on which these forward-looking statements are based to be reasonable, but cautions the reader that these assumptions regarding future events, many of which are beyond its control, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Company. For additional information with respect to these and other factors, see the Company's quarterly and annual filings with the Canadian securities commissions. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

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Investor Relations:
Pierre Fitzgibbon
President and Chief Executive Officer
Tel.: (418) 652-1116
pfitzgibbon@atrium-innov.com

Media Relations:
Frédéric Tremblay
HKDP
(514) 395-0375, ext. 234
ftremblay@hkdp.qc.ca

Attachment: Financial summary

Atrium Innovations Inc.
Summary of Consolidated Financial Statements
(in millions of US dollars except per share amounts)

Consolidated Results from <u>continuing operations</u> for the year ended December 31 (unaudited)

	2007	2006	Change
Revenues	172.8	114.7	50.7%
Gross Margin (1)	90.2 *52.2%*	51.0 *44.5%*	76.7%
EBITDA (2) (3)	46.0 *26.6%*	27.7 *24.1%*	66.1%
Net Earnings from continuing operations	24.8	17.2	43.8%
Cash flow from continuing operating activities before changes in non-cash operating working capital items	26.6	20.1	31.9%

Results - Other information

	2007	2006	Change
Net Earnings from discontinued operations	10.9	9.4	16.1%
Net Earnings	35.7	26.7	34.0%
Net earnings per share			
Basic	1.16	0.88	
Diluted	1.09	0.82	

Atrium Innovations Inc.
Summary of Consolidated Financial Statements
(in millions of US dollars except per share amounts)

Consolidated Results from continuing operations for the 3-month periods ended December 31 (unaudited)

	2007	2006	Change
Revenues	57.9	28.9	100.5%
Gross Margin [1]	30.9 *53.4%*	13.2 *45.6%*	134.8%
EBITDA [2] [3]	13.7 *23.7%*	6.4 *22.1%*	114.9%
Net Earnings from continuing operations	8.1	4.6	73.9%
Cash flow from continuing operating activities before changes in non-cash operating working capital items	7.1	4.6	55.5%

Results - Other information

	2007	2006	Change
Net Earnings from discontinued operations	2.7	2.4	10.8%
Net Earnings	10.7	7.0	52.4%
Net earnings per share			
Basic	0.34	0.23	
Diluted	0.33	0.22	

Atrium Innovations Inc.
Summary of Consolidated Financial Statements
(in millions of US dollars except per share amounts)

Consolidated Results from operations to be sold for the year ended December 31
(unaudited)

	2007	**2006**	**Change**
Active Ingredients & Speciality Chemicals			
Revenues	221.6	191.4	15.8%
EBITDA (2)	19.1	17.1	11.8%
	8.6%	*8.9%*	

Consolidated Results from operations to be sold for the 3-month periods ended December 31
(unaudited)

	2007	**2006**	**Change**
Active Ingredients & Speciality Chemicals			
Revenues	64.5	53.7	20.2%
EBITDA (2) (3)	4.5	4.4	3.9%
	7.0%	8.1%	

Consolidated Balance Sheet

(unaudited)	**As at Dec. 31, 2007**	**As at Dec. 31, 2006**
Cash and Cash Equivalents and Short-term Investments	27.4	13.0
Current assets	189.6	121.7
Goodwill	168.8	63.1
Intangible assets and deferred charges	177.9	65.6
Total assets	625.2	324.5
Total debt	279.1	92.2
Shareholders' equity	210.9	159.0

(1) Gross margin means sales less cost of goods sold.

(2) EBITDA means earnings before interest, income taxes, depreciation and amortization.

(3) Continuing operations, H&N division, supports now 100% of the Head Office fees which is comparable to 2006

END